Form 20-F
period 2001-12-31
MOYDOW MINES INTERNATIONAL INC
filed 2002-12-23
CIK 1121593

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[    ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[    ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________________ to ________________________

MOYDOW MINES INTERNATIONAL INC.
(Exact name of Registrant as specified in its charter)

SEC File Number: 0-30904

Ontario, Canada
(Jurisdiction of incorporation or organization)

20 Toronto Street, 12th Floor, Toronto, Ontario M5C 2B8
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Shares, without par value
(Title of Class)

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 27,026,514

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (Or for such shorter period that the registrant was required to File such reports), and (2) has been subject to such filing requirements for the past ninety days.  Yes  [ X ]   No  [   ]

     Indicate by check mark which financial statement item the registrant has elected to follow: Item 17  [ X ]   Item 18  [   ]

Appendix Audited Financial Statements as at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999.

Signature Page following Appendix

GLOSSARY — GENERAL

Antubia means Antubia Resources Limited, a Ghanaian company and a subsidiary of Glencar;

Company means Moydow Mines International Inc., an Ontario company;

EIA means an environmental impact assessment required to be filed with the EPA in connection with an application for a mining lease in Ghana;

Ensign means Ensign Resources Limited, an Isle of Man company and a subsidiary of Glencar;

EPA means the Environment Protection Agency of Ghana;

Glencar means Glencar Mining plc, an Irish company;

Kanyankaw Property means the property in south-central Ghana over which Moydow Limited and Antubia hold a prospecting license;

Moydow Ghana means Moydow Limited, a Ghanaian company wholly-owned by Moydow (Isle of Man), which is wholly-owned by the Company;

Moydow Group means the Company and its subsidiaries and associated companies;

Moydow (Isle of Man) means Moydow Limited (Isle of Man), an Isle of Man company wholly-owned by the Company;

Newmont means Newmont Mining Corporation, a United States company.

Normandy means Normandy Mining Limited, a subsidiary of which is LaSource;

Normandy LaSource means LaSource SAS, a French company and a subsidiary of Normandy;

Ntotoroso Feasibility Study means the detailed feasibility study prepared by Lycopodium Pty. Ltd. of Perth, Australia in March, 2001 on the Ntotoroso property;

Ntotoroso Property means the property in central-west Ghana over which Rank holds a prospecting license;

Ntotoroso Report means the report dated 1/13/2000 prepared for the Company by PAH in respect of the Ntotoroso Property;

Pontil Minerex means Pontil Minerex Limited, an Isle of Man company.

Prospectus means the prospectus dated 2/18/2000 issued by the Company in connection with the issuance by the Company of 3,382,352 Special Warrants and receipted by Ontario Securities Commission on 2/21/2000;

Rank means Rank Mining Company Limited, a Ghanaian company owned by Moydow Ghana and Normandy LaSource;

Rank Farm–In Shareholders Agreement means the agreement dated 10/22/1997, as amended 11/5/1997, among Normandy LaSource, Moydow Ghana and Rank in respect of the respective interests of Normandy LaSource and Moydow Ghana in Rank;

RTO Transaction means the transaction completed on 12/9/1998 pursuant to which the Company purchased all of the outstanding shares and warrants of Moydow (Isle of Man) in consideration for shares and warrants of the Company;

Satellite means Satellite Goldfields Limited, a Ghanaian company; 90% owned by Wassa Limited;

SBL means Standard Bank London Limited, a U.K. bank;

Special Warrants means the special warrants issued on 11/26/99 by the Company to investors at a price of CDN$1.70 per special warrant, each such special warrant entitling the holder to acquire for no additional consideration, one Common Share and one-half of one Warrant;

TSE means the Toronto Stock Exchange;

Warrants includes the warrants of the Company issuable upon exercise of the Special Warrants, each such warrant entitling the holder to purchase one Common Share at a price of CDN$2.25 until 5/25/2001; also includes the 66,667 warrants issued in January 1997 in association with acquisition of property;

Wassa Limited means Wassa Holdings Limited, an Isle of Man company; owned by Moydow (Isle of Man) and Glencar;

Wassa Mine means the gold mine located on the Wassa Property; and

Wassa Property means the property in south-central Ghana over which Satellite holds a mining lease.

GLOSSARY – GEOLOGICAL TERMS

ADR – a processing plant where gold is adsorbed onto carbon pellets from solution combined with subsequent desorption of gold from carbon to caustic solution and subsequent refining of this product to produce gold doré.

aeromagnetic survey – a regional scale exploration method involving the use of magnetometers and data recording instrumentation mounted in fixed wing aircraft or helicopters. The survey usually takes the form of a systematic flight pattern designed to cover the survey area with the objective of detecting magnetic anomalies.

alluvial gold – gold found in soil, sand, gravel or similar detrital material deposited by running water.

Ag – silver.

Au – gold.

beresitized – a particular type of hydrothermal alteration involving the formation of the minerals sericite, carbonate and pyrite in alteration of a granitic host rock.

Birimian – the name given to a group of Precambrian (3000 to 1900 million years old approximately) age sedimentary and volcanic rocks regionally metamorphosed to Greenschist-Amphibolite facies. Birimian rocks are found throughout West Africa, from Senegal and Guinea in the west to Niger and Ghana in the east. Birimian rocks are the principal host of hard rock gold deposits in West Africa.

breccia – a fragmental rock whose components are angular and not water-worn.

cross-cut – a mining tunnel driven perpendicular to the dominant trend of a vein or ore bearing structure.

Cu – copper.

Cut-off grade – the lowest grade of mineralized material considered economic to mine and process; used in the calculation of reserves.

diamond drill holes – a drilling method whereby rock is drilled with a diamond impregnated, hollow drilling bit which produces a continuous, in-situ record of the rock mass intersected in the form of solid cylinders of rock which are referred to as core.

drive – a mining tunnel driven parallel to the dominant trend of a vein or ore bearing structure.

dyke – a tabular body of igneous rock that cuts across the layering or fabric of the host rock.

feasibility study – a definitive engineering estimate of all costs, revenues, equipment requirements, and production levels likely to be achieved if a mine is developed. The study is used to define the economic viability of a project and to support the search for project financing.

galamsey – local artisanal miners, generally mining with rudimentary tools and without mechanization.

geochemical sampling – a mineral exploration method whereby samples of soil, stream sediments rocks are collected in a systematic way and analyzed for a suite of elements.

grade – the amount of valuable mineral in each tonne of ore, expressed as ounces per ton or grams per tonne for precious metal and as a percentage by weight for other metals.

greenstone belt – a common host for gold deposits often comprising green colored rocks derived from lavas and sediments which have been heated and altered through deep burial.

ground magnetic survey – a mineral exploration method involving the use of hand held magnetometer instruments which measure the intensity of the earth’s magnetic field. The survey usually takes the form of a regular pattern of parallel lines designed to cover the survey area with the objective of identifying magnetic anomalies which may be indicative of hidden mineralization.

g/t – grams per metric tonne.

hanging wall – the overlying side of a fault, orebody, or mineworking, in particular the wall rock above a fault or inclined vein.

heap leach – a relatively inexpensive processing method based on hydrometallurgical technology, whereby crushed rock is placed on an impermeable liner and is sprayed with a cyanide solution. The resulting gold bearing liquid is collected and the gold is recovered employing conventional technologies culminating in smelting and doré production.

hornblende granodiorites – a plutonic rock with a high percentage of silica and in which large crystal size is typical; hornblende being the dominant dark material.

host rock – a volume of rock within which the orebody occurs.

hydrogeological studies – studies concerning the occurrence, movement and condition of ground water.

in-situ-resource – a tonnage of mineralized rock of intrinsic economic interest, the grades and limits of which are known with a specified degree of knowledge, expressed in terms of the material as it exists in the ground prior to mining.

IP (induced polarization) – a geophysical technique for detecting buried disseminated sulphides through the application to the ground of electrical currents.

lineament – a linear feature in the earth’s crust generally coincident with a geological fault.

lithological contact – a boundary between two different rock types.

lode – a tabular or vein-like deposit of valuable minerals between well defined walls of rock.

metamorphosed – a term used to describe a rock mass which has been subjected to metamorphism. Metamorphism is a geological process where the original mineral composition of a rock is changed or metamorphosed in response to local or regional scale changes in temperature, pressure and the action of chemically active fluids.

metasediments – sedimentary rocks, which are rocks formed out of the consolidation of sediment settled out of water, ice or air, which have been metamorphosed.

mineralization – mineral-bearing rock. Mineralization generally refers to the presence of gold and silver established by widely spaced drilling.

Mineralized material – a mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals to warrant further exploration. Such a deposit does not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.

mylonitization – deformation of a rock by microbrecciation resulting from mechanical forces that are applied in a definite direction.

ore – rock that contains one or more minerals or metals, at least one of which has commercial value and which can be recovered at a profit.

orebody – a continuous volume of mineralized material which may be economic and feasible to mine.

phyllites – finely banded, often greasy looking metasediment formed by the deep burial and heating of clay rich rocks.

phyllitic – a textural term describing the planar fabric or cleavage which is developed in fine grained rocks which are subjected to low grade regional metamorphism.

placer mining – the extraction of gold from loosely consolidated material, often a riverbed.

ppm – parts per million

probable reserves – reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are further apart or otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Proterozoic – the second oldest geological period after Archaean and the typical age of gold deposits in West Africa, Brazil and Venezuela.

proven reserves – reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, working or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling, and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of reserves are well-established.

pyroclastic – a fragmentary volcanic material formed by explosive volcanic activity.

pyrite – a common iron sulphide mineral commonly found in hydrothermal veins and systems and commonly associated with gold mineralization.

quartz-eye rhyolites – fine grained, high silica volcanic rocks studded with blebs or ‘eyes’ of quartz.

RAB – Rotary air blast, a method of drilling.

raking – angle between a linear feature and the horizontal measured in the plane that contains the two.

reserve – that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

reverse circulation drilling – a type of rotary drilling that uses a double-walled drill pipe. Compressed air, water or other drilling medium is forced down the space between the two pipes to the drill bit and the drilled chips are flushed back up to the surface through the center tube of the drill pipe.

reverse circulation holes – a drilling method employing dual walled drill rods fitted with either a hammer or rotary drilling bit. The pressurized drilling fluid (air or water) travels down the outer annulus and the return fluid travels up the center of the drill rod carrying the sample of rock chips and dust-sized particles to the surface.

schist - a metamorphic rock characterized by a well-developed parallel orientation of more than 50% of the minerals present.

sedimentary - formed by the deposition of solid fragmented material that originates from weathering of rocks and is transported from a source to a site of deposition.

shear zones - linear areas of weakness along which a failure occurred whereby the portion of mass on one side of the area slides past the portion on the opposite side and which often form conduits for mineralizing fluids.

stockwork - a mineral deposit in the form of a branching or interlocking network of veinlets.

stockwork of quartz veins - a crosscutting network of fractures filled with quartz.

strike – geological measurement of the direction of a horizontal line on the surface of the bed.

stripping ratio - ratio of waste to ore.

synform - a concave-upwards fold in strata of unknown stratigraphic sequence.

Tarkwaian - a rock formation in Ghana, occurring immediately above the Birimian, which is mostly made up of sandstones and contains thin gold-bearing reefs near its base.

tectonized - a rock mass that has been severally modified by folding and/or faulting.

tertiary - that portion of the geologic sedimentary section younger than the Cretaceous and older than the Quaternary ranging in age from approximately 55 million to 2 million years old.

vein - sheet-like body of minerals formed by fracture filling or replacement of the host rock.

VLF - a geophysical technique which utilizes the magnetic components of the electromagnetic field generated by long distance radio transmitters to delineate geological structures.

volcanic - formed by volcanic activity.

winze - a vertical shaft in a mine sunk or excavated from top to bottom.

CONVERSION

     The following table sets forth certain standard conversions from Standard Imperial units to the International System of Units (or metric units).

To Convert From	To	Multiply By

Feet	Meters	0.305
Meters	Feet	3.281
Miles	Kilometers	1.609
Kilometers	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471
Grams	Ounces (troy)	0.032
Ounces (troy)	Grams	31.103
Tonnes	Short tons	1.102
Short tons	Tonnes	0.907
Grams per tonne	Ounces (troy)	0.029
Ounces (troy) per tonne	Grams per tonne	34.438

Forward-Looking Statements

     The statements in this document that relate to future plans or performance are forward-looking statements. Actual results could differ materially due to a variety of factors, including the factors described under “Risk Factors” and the other risks described below. The Company undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

PART I

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide the information called for by this Item.

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide the information called for by this Item.

ITEM 3 KEY INFORMATION

A. Selected Financial Data

The following selected financial data for the Company should be read in conjunction with the audited financial statements as at December 31, 2001 and 2000, and for the years ended December 31, 2001, 2000 and 1999, attached as a part hereof. For the purposes of these financial statements, the material differences between generally accepted accounting principles (“GAAP”) in Canada and the United States are described in Note 9 of the audited financial statements.

(U.S. Dollars in thousands except per share amounts)
Years ended December 31

US$ (000s) except as indicated	2001	2000	1999	1998	1997

Revenues	—	199.6	331.9	272.2	345.3
Cash	1933.0	3361.5	5466.2	1046.8	674.8
Working Capital	1670.8	3178.4	4917.0	514.7	304.2
Total Assets	6422.1	6941.6	8680.5	8495.4	7454.1
Income (Loss)	(569.3)	(1190.0)	(5107.7)	(1044.4)	(822.4)
Income (Loss) per share	$(0.02)	$(0.04)	$(0.22)	$(0.06)	$(0.05)
Weighted Average Number of Shares Outstanding(1):	27,026,514	26,499,778	23,050,882	18,418,023	15,484,382

(1)	On December 9, 1998 the Company completed the acquisition (the “RTO Transaction”) of all of the outstanding shares and warrants of Moydow Limited (Isle of Man) (“Moydow (Isle of Man)”) in consideration for shares and warrants of the Company and commenced its current business activities. In accordance with the terms of the RTO Transaction, the name of the Company was changed from Westley Mines International Inc. to its present name, the management of Moydow (Isle of Man) took over management of the Company and the outstanding Common Shares of the Company were consolidated on a 12 for 1 basis. The RTO Transaction resulted in the former shareholders of Moydow (Isle of Man) owning, immediately following the completion of such transaction, over 90% of the outstanding common shares of the Company. As the former shareholders of Moydow (Isle of Man) obtained control of the Company through this RTO Transaction, the RTO Transaction has been accounted for in the Company’s financial statements as a reverse take-over and the purchase method of accounting has been applied. Under reverse take-over accounting, Moydow (Isle of Man) is considered to have acquired the Company and is considered to be the continuing entity. Accordingly, the figures in the above table, which should be read in conjunction with the consolidated financial statements of the Company, reflect this accounting treatment.

Summary Financial Data Adjusted for U.S. GAAP

(U.S. Dollars in thousands except per share amounts)
Years ended December 31

US$ (000s) except as indicated	2001	2000	1999	1998

Revenues	—	199.6	331.9	272.2
Cash	1933.0	3361.5	5466.2	1046.8
Working Capital	1670.8	3178.4	4916.9	514.7
Total Assets	2038.0	3553.9	6148.0	5834.3
Income (Loss)	(1566.1)	(2087.6)	(1322.2)	(1346.0)
Income (Loss) per share	$(0.06)	$(0.08)	$(0.06)	$(0.07)

Currency and Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in U.S. Dollars. The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar (CDN$) against the U.S. Dollar (US$).

(a)	On October 25, 2002, the exchange rate was $0.6380 U.S. equals $1.00 Canadian.

(b)	The following table sets forth the high and low exchange rates for each month during the previous six months.

Month	April/02	May/02	June/02	July/02	Aug/02	Sept/02

High	0.6312	0.6439	0.6515	0.6446	0.6359	0.6333
Low	0.6332	0.6464	0.6546	0.6490	0.6397	0.6364

(c)	The following table sets forth the average exchange rates for each of the five most recent financial years ended December 31st, calculated by using the average of the exchange rates on the last day of each month during the period.

Canadian Dollar/ U.S. Dollar
Year Ended December 31

	2001	2000	1999	1998	1997

Average rate during period	0.6461	0.6761	0.6729	0.6740	0.7197

B. Capitalization and Indebtedness

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide the information called for by this section.

C. Reasons for the Offer and Use of Proceeds

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide the information called for by this section.

D. Risk Factors

Risk Posed by Continued Losses
Lack of Cash Flow and Requirements for New Capital

The Company’s current operations do not generate any positive cash flow and it is not anticipated that any positive cash flow will be generated for some time.

The Company has limited financial resources. Leases and licenses that the Company holds and joint venture agreements to which the Company is a party impose possible financial expenditures on the Company. The most material of these possible expenditures occurs in the event that the Company elects to participate along with Normandy LaSource in further exploration and development of the Ntotoroso property. Failure to equally participate in such expenditures would result in a dilution in the Company’s interest in the property.

Further exploration and possible development of the various mineral properties in which the Company holds interests depends upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means. There can be no assurance that additional funding will be available to allow the Company to fulfill such obligations.

The location of the mineral properties in which the Company holds interests in developing countries may make it more difficult, or impossible, for the Company to obtain debt financing from senior lenders. Failure to obtain necessary financing on a timely basis could cause the Company to forfeit all or parts of its interests in some or all of its properties or joint ventures and reduce or terminate its operations.

Lack of Operating History

The Company was materially changed by the RTO Transaction completed in December 1998 and Moydow (Isle of Man) has been conducting operations only since 1994. The Company has no current source of revenue and its success ultimately depends on its ability to generate profits from its properties. The Company currently has no producing properties. The Company is largely dependent on successful exploration and its ability to complete financing for its projects. The possible commercial development and production at the Ntotoroso property is its most advanced exploration project, with a feasibility study completed in March 2001.

Exploration Risks

Exploration for gold is speculative in nature, involves many risks and is frequently unsuccessful. Any gold exploration program entails risks relating to the location of economic ore bodies, development of appropriate metallurgical processes, receipt of necessary governmental approvals and construction of mining and processing facilities at any site chosen for mining. The commercial viability of a mineral deposit is dependent on a number of factors including the price of gold, exchange rates, the particular attributes of the deposit, such as its size, grade and proximity to infrastructure, as well as other factors including financing costs, taxation, royalties, land tenure, land use, water use, power use, importing and exporting gold and environmental protection. The effect of these factors cannot be accurately predicted.

The Company is exploring its minerals properties and as at December 31, 2001 had not determined the existence of economically recoverable reserves with the exception of the Ntotoroso project which has been the subject of a feasibility study. There can be no assurance that the current or proposed exploration or possible development programs on properties in which the Company has an interest will result in the discovery of gold mineralization or will result in a profitable commercial mining operation.

Political and Regulatory Risks

The Company is conducting exploration activities in the West African country of Ghana. Ghana had its first democratic election in 1992, followed by further elections in 1996 and in 2001. There is no assurance that future political and economic conditions in Ghana will not change or that the government may adopt less supportive policies respecting foreign development and ownership of mineral property.

Changes in government policy may result in changes to laws affecting ownership of assets, mining policies, monetary policies, taxation, rates of exchange, environmental regulations, labor relations, repatriation of income and return of capital. This may affect both the Company’s ability to undertake exploration and development activities in respect of present and future properties in the manner currently contemplated, as well as its ability to continue to explore and possible develop/operate those properties in which it has an interest or in respect of which it has obtained exploration rights to date. The possibility that future governments of these and other countries may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.

Environmental Risks

Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes to environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties in which the Company holds interests that have been caused by previous or existing owners or operators.

Compliance with environmental, reclamation, closure and other requirements may involve significant costs and other liabilities. The EPA has broad powers under environmental assessment legislation to suspend, cancel or revoke an environmental permit or certificate in cases of non compliance with laws, permits, certificates and mitigation commitments in an EIA or environmental management plan. The EPA also may suspend a permit or certificate in the event of an occurrence of fundamental changes in the environment due to natural causes before or during the implementation of an undertaking.

Regulatory, Environmental and Other Risk Factors

The Company intends to fulfill all statutory commitments on its current licenses over the next year and to apply for license renewals in the normal course of business.

The Company’s operating income and cash flow are also affected by changes in the U.S./Canadian dollar exchange rate together with movement in the local currency in Ghana, the Cedi, as a portion of the Company’s costs are incurred in these currencies.

The profitability of any gold mining operation will be significantly affected by changes in the market price of gold. Gold prices fluctuate on a daily basis and are affected by numerous factors such as world supply of gold, central bank selling, stability of exchange rates, forward sales and inflationary forces, among other factors beyond the Company’s control.

In addition, exploration companies are subject to various laws and regulations including but not limited to environmental, health and safety matters together with political risks that are outside the Company’s control. The Company is committed to a program of environmental protection at all of its projects and exploration sites.

Calculation of Reserves and Metal Recovery

There is a degree of uncertainty attributable to the calculation of reserves, mineralized material, and corresponding grades being dedicated to future production. Until reserves or mineralized material are actually mined and processed, the quantity of reserves or mineralized material and grades must be considered as estimates only. In addition, the quantity of reserves or mineralized material may vary depending on metal prices. Any material change in the quantity of reserves, ore grade or stripping ratio may affect the economic viability of the Company’s properties. In addition, there can be no assurance that mineral recoveries in small-scale laboratory tests will be duplicated in large tests under on-site conditions or during production.

Dependence on Key Personnel

The Company is dependent on a relatively small number of key personnel the loss of any one of whom could have an adverse effect on the Company. In addition, while certain of the Company’s officers and directors have experience in the exploration and operation of gold producing properties, the Company will remain dependent upon contractors and third parties in the performance of its exploration and possible development activities. As such there can be no guarantee that such contractors and third parties will be available to carry out such activities on behalf of the Company or be available upon commercially acceptable terms.

Title Matters

No assurance can be given that the Ghanaian government will not significantly alter the conditions of or revoke the applicable exploration or mining authorizations or that such exploration and mining authorizations will not be challenged or impugned by third parties. In addition, there can be no assurance that the properties in which the Company has an interest are not subject to prior unregistered agreements, transfers or claims and title may be affected by undetected defects.

The Ghana mining law entitles the Republic of Ghana to a free 10% carried equity interest in all mineral properties in Ghana. Pursuant to the Ghana Mining Law, the Republic of Ghana also has an option to acquire, on terms as shall be agreed upon between the holder of the mining lease and the government of Ghana or, failing such agreement, as determined by arbitration, an additional 20% interest in any mineral properties. To the knowledge of the Company, this purchase option has never been exercised. There can be no assurance that the government of Ghana will not decide to exercise this right in the future or that the price at which such option would be exercised would reflect the then current value of the property concerned.

Repatriation of Capital and Distribution of Earnings

Currently there are no significant restrictions on the repatriation of capital and distribution of earnings from Ghana to foreign entities. There can be no assurance, however, that restrictions on repatriation of capital or distributions of earnings from Ghana will not be imposed in the future.

Tax

Amendments to current taxation laws and regulations that alter tax rates and/or capital allowances could have a material adverse impact on the Company. The Company has a number of subsidiaries and related companies that operate in a number of different tax jurisdictions. At present, profits from the Company would most likely be generated in Ghana and will be susceptible to taxation in that jurisdiction, as well as the Isle of Man and Canada.

Legal Proceedings

To the best of the knowledge of management and the Directors of the Company, the Company knows of no material, active or pending, legal proceedings against them, nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

To the best of the knowledge of management and the Directors of the Company, the Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Moydow Mines International Inc. (the “Company”) was incorporated under the laws of the province of Alberta, Canada, by certificate of incorporation issued December 12, 1972, continued under the laws of the province of British Columbia on January 16, 1981 by certificate of incorporation and continued under the laws of the province of Ontario by articles of continuance effective on December 9, 1998. The Company’s head office is located at 20 Toronto Street, 12th Floor, Toronto, Ontario, M5C 2B8 and its registered office is located at BCE Place, Canada Trust Tower, Suite 3900, 161 Bay Street, Toronto, Ontario, M5J 2S1. The Company also has offices in Dublin, Ireland and Accra, Ghana. The Company’s outstanding common shares trade on the Toronto Stock Exchange under the symbol “MOY”.

Moydow Mines International Inc., its subsidiaries, and associated companies are collectively referred to as the “Company”. Its principal business is the acquisition, exploration and development (when warranted) of mineral properties, primarily gold in Ghana, West Africa. Its principal property is the Ntotoroso Property. The Company also has interests in the Kanyankaw Property and other properties in Ghana, properties in Mali and properties in North America, in Nevada and Newfoundland.

During December 1998, the Company consolidated its outstanding common shares on a 12 old for 1 new basis in connection with a business combination (refer to “Background and Organization”). References to numbers of common shares and/or to per share data refer to post-consolidation shares unless otherwise indicated.

The Company has an unlimited number of no par value common shares authorized. At 12/31/2001, the end of the Company’s most recent fiscal year, there were 27,026,514 common shares issued and outstanding.

All of the Company’s properties are in the exploration stage and there is no assurance that a commercially-viable mineral deposit exists on any of its exploration-stage properties, and further exploration of these properties will be required before a final evaluation as to the economic and legal feasibility is determined. A feasibility study has been completed regarding the Company’s Ntotoroso Property.

Background and Organization

The Company was incorporated under the laws of the province of Alberta, Canada, by certificate of incorporation issued 12/12/1972 under the name “ Westley Mines Limited”. The name was changed to “Westley Technologies Ltd.” on 10/8/1992, to “Westley Mines International Inc.” on 4/17/1997, and to “Moydow Mines International Inc.” on 12/9/1998.

On 12/9/1998 the Company completed the acquisition (the “RTO Transaction”) of all of the outstanding shares and warrants of Moydow Limited (Isle of Man) [“Moydow (Isle of Man)”] in consideration for shares and warrants of the Company and commenced its current business activities. In accordance with the terms of the RTO Transaction with Westley Mines, the shareholders of Moydow (Isle of Man) owned the preponderance of the common shares of the combined company, the name of the Company was changed from Westley Mines International Inc. to its present name, the management of Moydow (Isle of Man) took over management of the Company, and the common shares of the Westley Mines were consolidated, preceding the RTO, on a 1-for-12 basis.

The exchange ratio of 140 new Moydow Mines International Inc. shares were issued for each outstanding share of Moydow (Isle of Man) with the result that on completion of the transaction there were a total of 21,817,215 shares outstanding of which the previous Westley Mines International Inc. shareholders held about 7%. Immediately prior to the closing, Moydow (Isle of Man) closed a CDN$2 million financing at an effective price of CDN$0.96 per share of Moydow Mines International Inc.

Corporate Development

The Chairman of the Board of the Company, Noel Kiernan, has over 20 years of experience in West Africa and is the Ghanaian Honourary Consul to Ireland. Mr. Kiernan was the original applicant for the property now known as the Teberebie gold mine located in Ghana and, as managing director of the project, brought the mine through feasibility and into production. The Teberebie gold mine has produced over one million ounces of gold since it commenced production in the early 1990’s and is now owned and operated by Ashanti Goldfields Co. Ltd. Noel Kiernan is also the Chairman of Pontil Minerex Limited, a drilling company which is active in West Africa and from time to time provides drilling and other services to the Moydow Group.

In March 1989, Noel Kiernan formed Moydow (Ghana) to acquire the Kanyankaw property, which was subsequently the subject of an agreement with Glencar. Brian Kiernan joined the management of the Moydow Group in 1993, as Chief Executive Officer of Moydow (Isle of Man), and Joseph Breen joined as Chief Operating Officer of Moydow (Isle of Man) in 1996 after three years of consulting for Moydow (Isle of Man).

Moydow (Isle of Man) began operations in June 1994 with the acquisition of a 42% interest in Wassa Holdings, which held a 90% interest in Satellite, which held a 100% interest in the Wassa Property. Over the next three years, Moydow (Isle of Man)’s interest in Wassa Holdings was diluted to 34%; the remaining 66% of Wassa Holdings was held by Antubia, a subsidiary of Glencar. Satellite holds a 30-year gold mining lease for the Wassa Property, which expires in the year 2022. In September 2002, Golden Star Resources Ltd. completed the acquisition of a 90% beneficial interest in the Wassa gold mine.

Moydow (Isle of Man)’s interest in the Ntotoroso Property was obtained in September 1996 with the acquisition of Moydow (Ghana) from Noel Kiernan, then Chairman of the Company. Moydow (Ghana) held the property indirectly through its 60% ownership of Rank. Pursuant to an October 1997 agreement, Normandy LaSource, a subsidiary of Normandy Mining Limited, held 40% through their commitment to fund $2.5 million of exploration expenditures by June 30, 1999, which was achieved. Normandy LaSource increased its ownership through its $4 million funding of further exploration expenditures and holds a 50% beneficial interest in Rank. In early 2002, Newmont Mining Corporation acquired Normandy Mining Limited.

Moydow (Isle of Man)’s 50% interest in the Kanyankaw prospecting license was obtained in September 1996 with the acquisition of Moydow (Ghana) from Noel Kiernan, a related party. Moydow (Ghana) held the license as a joint venture with Antubia. Currently, the partners have agreed to split the property into two parcels and application for the property split was approved by the Ghanaian Minerals Commission.

B. Business Overview

The Company is engaged primarily in the acquisition and exploration of mineral properties, principally gold. The Company has focused its exploration efforts in West Africa and, in particular, the historical gold producing regions of Ghana (formerly the Gold Coast). The property portfolio currently includes interests in properties in Ghana — Ntotoroso and Kanyankaw. The Company has a 50% interest in the Ntotoroso Property and considers this its primary focus; the property is in the exploration stage with a feasibility study completed in March 2001. The Company has a 50% interest in the Kanyankaw Property. In addition, the Company has property interests in Mali, West Africa; Newfoundland, Canada and Nevada, U.S.A.

Mining in West Africa

West Africa has a long history of mineral production that dates back to the 10th century A.D. and possibly as early as the 5th century B.C. A significant gold trade began with overland transportation to North Africa and the Middle East in the 12th and 13th centuries. As European economies grew and the great marine explorers of the 15th century took to the seas, French, Dutch, English and Portuguese merchants launched aggressive trading activities between Europe and West Africa. Gold was the most valuable commodity in this lucrative trade.

In the 18th and 19th centuries, the region was colonized and the “Gold Coast” was carved into dependencies of Portugal, England, and France. France colonized most of the region covering Senegal, Guinea, Cote d’Ivoire, Mali, Dahomey and Niger. England became the protector of Sierra Leone, Ghana, Upper Volta and Nigeria. The early history of Ghana and Mali is somewhat entwined because the tribes of this region were nomadic. Ghana appears to have been the principal source of West African gold and Mali a subsidiary source and main route for gold that found its way to North America, Europe and the Middle East in the 13th and 14th centuries.

The first record of gold from the region is connected with an account that Emperor Cainca Moussa brought four tons of gold to Mecca on a pilgrimage in 1433.

Mineral Rights in Ghana

Under the constitution and the mining laws of Ghana, all minerals in Ghana in their natural state are the property of the state and title to them is vested in the President on behalf of and in trust for the people of Ghana, with rights of prospecting, recovery and associated land usage granted by the state under licenses or leases. Three types of tenure are granted as a company progresses through the reconnaissance, exploration, development and production phases: a reconnaissance license, a prospecting license and a mining lease. In addition, a license is required for the export or disposal of minerals and the government has a pre-emptive right over all minerals produced. Activities such as the diversion of water require separate licenses or consents. A rental fee is payable to the government in respect of licenses and leases.

A reconnaissance license permits the holder to carry out geophysical, geochemical and photo-geological surveys, but not drilling, excavation or subsurface activities. They are granted for a period of up to twelve months and may be renewed, provided the renewal application is made at least three months prior to the expiration of the license and the government determines that the renewal is in the public interest. While a reconnaissance license is not necessary in order to secure a prospecting license, it does grant the holder with the exclusive right to obtain a prospecting license in respect of the lands/minerals.

A prospecting license permits the holder to carry out both reconnaissance work and surface excavation and drilling work, including trenching. Prospecting licenses are granted for a period of up to three years and may be renewed for additional periods of two years, provided the renewal application is made at least three months prior to the expiration of the license and the government determines that the renewal is in the public interest. Upon the renewal of a prospecting license, the area covered by the initial license may be reduced by one-half of the area covered by the previous license. The license holder is able to select the areas to be eliminated upon renewal. If a license holder fails to expend any monies that the holder designated in its program for exploration under the prospecting license, then such non-expended monies will become a debt due to the Republic of Ghana.

A mining lease grants rights to take all reasonable measures on or under the surface to mine the mineral to which the mining lease relates, to erect necessary equipment, plant and buildings, to prospect within the mining area and to stack or dump mineral waste in an approved manner. A mining lease may only be obtained by the holder of a prospecting license who has given notice to the government that a mineral covered by the terms of the license exists in commercial quantities, provided the proposed development plan ensures that mining operations will be carried on in an efficient and environmentally safe manner. The application for the mining lease must be made within three months of such notice. A mining lease may also be obtained on request by persons who do not hold a relevant prospecting license over an area, but such grants are discretionary.

A mining lease normally is valid for 30 years although the Ghanaian Government may, where it considers that it is in the national interest to exceed this time limit, direct that the grant of a mining lease exceed 30 years. A mining lease may be renewed for an additional period of 30 years provided that the renewal application is made no later than one year before expiry of the initial lease. Persons proposing to undertake the mining and processing of minerals are required to register the undertaking with the EPA and obtain an environmental permit prior to commencing this undertaking. Additionally, no person may commence activities in respect of the undertaking which, in the opinion of the EPA, has, or is likely to have an adverse effect on the environment or public health unless, prior to the commencement, the undertaking has been registered with the EPA and an environmental permit has been issued by the EPA in respect of the undertaking. An EIA is required to be submitted to the EPA prior to issuance by the EPA of any environmental permit where the undertaking is the mining and processing of minerals in areas where the mining lease covers a total area in excess of 10 hectares. The grant of a mining lease takes place upon approval of the EIA. A holder of a mining lease is obliged to commence commercial production on the date specified in a program which it has submitted to the government and to develop/mine the mineral in accordance with such programs.

The EPA is required to hold a public hearing in respect of an application for an environmental permit where there is material adverse public reaction to the commencement of the proposed undertaking, where the undertaking will involve dislocation, relocation or resettlement of communities, or where the undertaking could have extensive and far reaching effects on the environment. Where an EIA is ultimately found to be acceptable to the EPA, the environmental permit will be required to be issued to the applicant. The permit is valid for 18 months from the date of issuance. Failure to commence operations of the undertaking within that time renders the permit invalid and the applicant is required to resubmit an application to the EPA and provide reasons for the new application.

After commencement of mining operations, the applicant is required to apply for an environmental certificate that may be issued subject to terms and conditions. A certificate may not be issued by the EPA until the person responsible for the certificate application has submitted to the EPA evidence or confirmation of actual commencement of operations, acquisition of other permits and approvals where required and compliance with mitigation commitments indicated in the EIA or preliminary environmental report.

A mineral right or interest may not be transferred, assigned or otherwise dealt with in any other manner without the Minister of Energy and Mines’ prior written approval. Also, a company holding, directly or indirectly, a mining lease in Ghana must obtain the written consent of the Minister of Energy and Mines before it undertakes any action which would result in a change of control of such holder. The Ghanaian government must be advised of all changes in “significant shareholders” of such a company, as well, which refers to shareholders holding 5% or more of the voting rights thereof.

The Minister of Energy and Mines has the power to negotiate, grant, revoke, suspend or renew any mineral right, subject to a power of disallowance exercisable within 30 days of such grant, revocation, suspension or renewal by the cabinet. The powers of the Ministry of Energy and Mines are to be exercised on the advice of the Minerals Commission, which is responsible for regulating and managing the utilization of mineral material and coordinating policies relating to them. The grant of a mining lease by the Ministry of Energy and Mines is subject to parliamentary ratification.

The Ghanaian government holds, as of right and without payment of any compensation, a 10% interest in all mineral rights in Ghana. The government has the option to acquire a further 20% interest where any mineral is discovered in commercial quantities on terms agreed between the government and the holder of the mining lease or, failing such agreement, on terms established through arbitration. The government normally secures its 10% interest upon the grant of a mining lease through a special class of shares in the company holding the lease, which are typically non-assessable shares entitling the holder to 10% of any dividends distributed by the holder. The Ghanaian government is also entitled to a royalty of 3% to 12% of mineral sales after direct expenses. Companies are required to make a payment on account of every quarter based on a 3% rate. At the end of each year, companies are required to compute the actual royalty due on the basis of the profitability of the mine and to make any further payment that may arise from the computation. The specific royalty rate is determined by discussion with the Minister of Mines at the time of commencement of feasibility studies and commencement of production.

Furthermore, the government may, if it so desires, acquire a “special share” in a company holding, directly or indirectly, a mining lease in Ghana, which would result in such company having to obtain the government’s approval for: any amendment to the regulations of the company that would have the effect of making a person control of the company; the voluntary liquidation of the company; or the disposal of any mining lease or the whole or a material part of the company’s assets. Control is considered a person who either directly or indirectly directs the affairs of the mining company or controls at least 20% of the voting power of the company, either alone or with an associate or associates. The issuance of a “special share” may, at the government’s option, be for no consideration or at such consideration as the government and the mining company may agree.

C. Organizational Structure

The following diagram sets forth the relationship of the Company including its material subsidiaries and associated companies (the Company together with such subsidiaries and associated companies is collectively referred to herein as the “Moydow Group”), including their jurisdictions of incorporation, and the percentage interests of the Moydow Group in its current material mineral properties:

D. Property, Plant and Equipment

Ntotoroso Property

The Company hold a 50% joint venture interest in Rank. Rank holds a 30-year mining lease, valid until the year 2031, on the Ntotoroso property in the Yamfo-Sefwi gold belt in Ghana. As with the granting of all mineral rights, the government of Ghana is entitled to a free 10% carried interest in the Ntotoroso prospecting license pursuant to the Ghana mining law, which eventually may be secured by the issuance of shares in Rank. Refer to Figures 1. and 2.

Moydow (Isle of Man)’s interest in the Ntotoroso Prospecting License was obtained in September 1996 with the acquisition of Moydow (Ghana) from a related party, Noel Kiernan. At the time Mr. Kiernan was an Officer and Director and the controlling shareholder of Moydow (Isle of Man). Compensation for the acquisition of Moydow (Ghana) was $1.

Moydow (Ghana) held the property indirectly through its majority ownership of Rank. When acquired by Moydow (Isle of Man), Moydow (Ghana) held a 60% ownership of Rank and Amegashie & Partners Limited (“Amegashie”) held the other 40%.

Figure No. 1
Ghana Property Location Map

3°
2°
1°W
7°N
6°
Sunyani Basin
Yamfo
NTOTOROSO
Bibiani Belt
Asankrangwa Belt
Ashanti Belt
Kibi-Winneba Belt
Post Birimian / Tarkwaian Rocks
GHANA
Bibiani
Obuasi (Ashanti)
Kumasi Basin
Ayanfuri
Bogosu
Ivory Coast
WASSA
KANYANKAW
Cape Coast Basin
ACCRA
Cape Coast
Takoradi
SOUTH ATLANTIC OCEAN
0
50
100
Kilometres
Tarkwaian
Birimian Volcanic
Birimian Metamorphics
Lwr Birimian Sediments
Cape Coast Granitoid
Dixcove Granitoid
Basic Intrusives
Gold Mine
Ntotoroso Licence
Kanyankaw

Figure No. 2
Ntotoroso Property Map

ZONE C
LICENCE BOUNDARY
Ntotoroso
ZONE D
CONTACT
ZONE B
ZONE A
METASEDIMENTS
ZONE G
GRANITES
CONTACT ?
K
J
ZONE E
ZONE H
Kenyase No. 2
Southern Extension
L
ZONE F
SIKA AMINASO
LICENCE BOUNDARY
Hwidiem
0
5
Kilometres
SURFACE EXPRESSION OF THE MINERALISATION
SHALLOW RC ANOMALY
SOIL ANOMALY - DRILL TARGETS
Moydow Mines International Inc. October 1999

Normandy LaSource, a subsidiary of Normandy Mining Limited, acquired the 40% held by Amegashie pursuant to an agreement dated October 22,1997 (as amended November 5, 1997) (the “Rank Farm-In Shareholders Agreement”) whereby Normandy LaSource committed to fund $2.5 million of exploration expenditures by June 30, 1999. Simultaneously, Normandy LaSource invested $1,000,000 into the purchase of 8,000 common shares (about 6% at the time) of Moydow (Isle of Man).

Normandy LaSource increased its ownership in Rank through funding further exploration expenditures and completed a total of $6.5 million in exploration expenditures. Normandy LaSource now holds a 50% beneficial interest in Rank. As of December 31, 2001, Normandy LaSource had funded approximately $6.8 million. In early 2002, Newmont Mining Corporation acquired Normandy Mining Limited.

Expenditure History

Since 1997, expenditures by the Company on the Ntotoroso Property have been modest because Normandy LaSource has funded the majority of the exploration expenditures. In the latter part of 2000, Moydow Ghana started funding its equal share of costs principally associated with the feasibility study. Moydow Ghana has spent about $2.4 million on the property since acquisition.

Exploration Results

Exploration has identified three main zones of gold mineralization, with the most promising being Zone E located at the west central corner of the property. Ten drill programs have been undertaken and a total of 440 drill holes have been completed on the property with 156 holes being completed in Zone E. As part of the feasibility study, some geotechnical drilling was completed.

Rank Development and Production Agreement

Effective July 24, 2000, a Development and Production Agreement (the “Development and Production Agreement”) was executed between the Company, Normandy LaSource, Rank, and Ghanaian subsidiaries of the Company and Normandy LaSource. The Development and Production Agreement sets forth the terms upon which, subject to successful completion of feasibility studies, the Company and Normandy will participate in the development and mining of Zones E, A and C on Rank’s Ntotoroso property. It also would enable the Company to participate in the processing plant on the adjacent Normandy property to process ore mined from both the Rank-held Ntotoroso property and the Normandy wholly-owned ground. The Development and Production Agreement provides for studies to consider enlarging the Normandy processing plant to 5,000,000 tonnes per annum in order to accommodate ore from the deposits on Rank’s Ntotoroso property. Under the agreement Normandy has given Rank the option to participate in the ownership of the processing plant. This option entitles Rank to acquire an ownership interest equal to its proportionate share of the combined initial reserves as reported in the integrated feasibility studies. Should the Company not elect to exercise the Rank option, Rank would pay its share of allocated capital charges to Normandy through an annual capital allocation charge based on its share of mill throughput. Normandy and the Company have agreed to jointly seek debt financing for both the processing plant and Rank mining plant costs. The Company shall continue as operator of the exploration programs on other zones identified on the Ntotoroso property and this exploration is to be funded by the Company and Normandy LaSource. The Development and Production Agreement provides for Normandy to become operator of the mining activities. The agreement had been extended to December 1, 2002 and has now lapsed by mutual consent. The joint venture will continue to function under the original Rank Farm-In Shareholders Agreement.

Feasibility Study

A detailed feasibility study was completed in March 2001. The study was prepared by Lycopodium Pty. Ltd. of Perth, Australia and is based on a gold price of US$270 per ounce and on proven and probable reserves of 14 million tonnes grading 2.36 grams of gold per tonne. On the basis of mining 1.5 million tonnes of ore per year, production during the first five years is estimated to average 120,000 ounces of gold at a cash cost per ounce of US$184. Rank has the right to use up to 25% of the processing plant. If Rank participates in the plant, the total capital cost for Rank, including mine capital, is expected to be approximately $33 million.

Of the pits included in the feasibility study, two lie within the Ntotoroso Zone E resource. One of the Yamfo-Sefwi pits (Kenyase East) extends into the Ntotoroso Zone A resource, and an additional small pit is located to the north of the Kenyase East extension. The Yamfo-Sefwi and Ntotoroso projects are expected to be mined together with one mining contractor mining all pits. The Yamfo-Sefwi mining staff will provide technical input and supervision. The pits will be mined using conventional open pit mining techniques.

Snowden Mining industry Consultants Inc. is the qualified person responsible for the resource estimates for Zones E and A gold deposits as part of the Ntotoroso feasibility study prepared by Lycopodium Pty. Ltd. The mineral resource and mineral reserve estimates conform to definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum.

Location, Size and Access

The Ntotoroso Property is located in central west Ghana approximately 30 kilometres south of Sunyani and comprises 72 square kilometres. Travel time from the capital, Accra, is about five hours and all but the last five kilometres to the Company’s base at Kenyase is by good asphalt road. The remaining five kilometres is via a well-maintained dirt road.

Geology and Mineralization

The Ntotoroso Property is located on the Yamfo-Sefwi gold belt, a well-defined zone of many gold occurrences trending 20 to 30 degrees east of north and stretching northwards from the Ghanaian border with Cote d’Ivoire for a distance of about 200 kilometres. Intruded along this trend are a series of hornblende granodiorites that preferentially exploit a major regional break separating Lower Birimian sediments from Upper Birimian volcanics. This major break has been mapped for a strike length of 6.4 kilometres in the northern part of the license and for an additional 6.4 kilometres in the southern part and marks the contact between Birimian metasediments to the west and a complex of multiphase granodiorite intrusions to the east.

Among the numerous major gold occurrences located along this structure is the Centenary (Yamfo) deposit owned by Normandy LaSource lying some 35 kilometres northeast of the Company’s Ntotoroso Property. Normandy LaSource have indicated further significant mineralization on this structure at Kenyase, on the western border of the Ntotoroso Property, and at Subenso to the northeast. Lying within the property are three segments of the granodiorite-metasediment contact cumulatively estimated to cover approximately 13.1 kilometres of strike length — 6.6 kilometres in the north and 6.5 kilometres in the south.

Prior Exploration Activities

     Archival data for the Ntotoroso Property is extremely scarce and is limited to the general observation that occurrences of gold have been known in this area for some time. The previous owner, Amegashie, states that a stream sediment survey recorded anomalous gold values at seven different localities.

Current and Future Development and Exploration

In April 2002, following public hearings, the Ghanaian Environmental Protection Agency granted approval for the development of a mine at Yamfo-Sefwi and Ntotoroso. Progress has continued at Ntotoroso, although at a reduced level. This has been due to several factors, not the least of which was the uncertainty surrounding Normandy Mining Limited. Now that Newmont Mining Corporation has acquired Normandy Mining Limited and Franco-Nevada Mining Corporation Limited, the Company expects that a final production decision for Ntotoroso and the adjoining Yamfo-Sefwi will be made in the near future.

During 2001 a regolith study was completed at Ntotoroso. This study, which included a re-interpretation of the soil geochemistry has generated 15 anomalous zones. These potential new targets on the property will be followed up in 2002 by in-fill soil sampling and subsurface geochemistry. A program has also been proposed to test the depth potential of Zone E. Deeper drilling in 2000 confirmed the existence of a high-grade core to Zone E which is open to depth. Two holes, about 200 metres apart, have intersected this deeper mineralization which lies about 200 metres below the currently outlined pit limits. The holes returned assays of 9.7 grams of gold per tonne over a true width of 13 metres and 7.7 grams of gold per tonne over a true width of 6 metres, respectively.

Kanyankaw Property

Moydow (Isle of Man)’s interest in the Kanyankaw Prospecting License was obtained in September 1996 with the acquisition of Moydow (Ghana) from a related party, Noel Kiernan. At the time Mr. Kiernan was an Officer and Director and the controlling shareholder of Moydow (Isle of Man). Refer to Figure 3.

Moydow (Ghana) was granted the first license in April 1992. Subsequently, a joint venture was established between Antubia, a subsidiary of Glencar, and Moydow Ghana pursuant to an agreement dated November 6, 1992 (amended March 17, 1994 and June 20, 1995) (“Kanyankaw 1992 Agreement”). The agreement granted Glencar (or its nominee) an option to earn a 50% interest in the license in return for funding $150,000 of reverse circulation drilling and then contributing a further $300,000 in exploration expenditures.

Figure No. 3
Kanyankaw Property Map

Licence Boundary
Proposed Licence Boundary
KANYANKAW
Moydow Ltd.
ASHEBA
Antubia Resources Ltd.
Granite
Volcanics
Tarkwaian
Mafic Intrusives
Old Workings
Main Road
0
2
4
6
KILOMETRES

Antubia was deemed to have completed the exercise of the option in 1995 when each party was deemed to have advanced $480,000 to the joint venture. Since 1995, the joint venture agreement provides for the funding of work through pro rata contributions to work plans in accordance with each parties’ respective interests in the joint venture.

The original prospecting license was obtained in January 1996. The renewal application to extend the license to March 2003 has been approved by the Minerals Commission.

Glencar, Antubia, Moydow Ghana and the Company entered into an additional agreement dated January 25, 2000 which contemplates the parties making an application to the Ghanaian government for a split of the property into two licenses (the “Kanyankaw 2000 Agreement”). Pursuant to the Kanyankaw 2000 Agreement, Moydow Ghana would hold the license for the eastern half which contains the old gold workings at Kanyankaw (the “Kanyankaw East Property”) and Antubia would hold the license to the western half which contains the old workings at Asheba (the “Kanyankaw West Property”). Application for the property split was approved by the Ghanaian Minerals Commission. Pursuant to the agreement, each party has the right to back-in and acquire an interest in the other party’s property (40% in the case of the Kanyankaw East Property and 44% in the case of the Kanyankaw West property). In order to exercise a back-in right, the option holder must have performed a minimum of 5000 metres of drilling on the option holder’s property. The payment is calculated by multiplying the number of metres of drilling completed by the option issuer by a figure ranging between $50 and $100 (depending on the overall number of drill holes completed by the option issuer).

Location, Size and Access

The Kanyankaw Property is located in south central Ghana approximately 50 kilometres north of the seaport of Takoradi. The license area is 91 square kilometres. Travel time from Accra to the property is about four hours via a good network of asphalt roads. The main road from Takoradi to the gold mines of Teberebie and Tarkwa, located approximately 30 kilometres to the north, traverses the license area.

Geology and Mineralization

The license area is underlain chiefly by Upper Birimian greenstones and intruded by small stocks and dykes of hornblende granodiorite. Slicing through the rock pile is a series of NNE-trending fractures with associated minor splays; all recorded past production has come from the minor splays and only minimal exploration has been conducted over the major lineaments that characteristically occupy the low ground in fault-controlled valleys. Where these major lineaments cross slightly more elevated terrain their trace is coincident with a trail of sericitically altered, granodiorite dykes which show patchy gold-bearing, quartz stockworks.

Prior Exploration Activities

Placer mining has been a continuous occupation of the local population for well over 100 years and is still in evidence today. In the early part of this century, several small companies worked a number of high-grade, quartz reefs in the southern parts of the current license area. It has been reported that these companies recovered approximately 20,000 ounces of gold from an array of stamp mills. A drilling program on the Kanyankaw West Property by Moydow Ghana in 1992 tested several geochemical anomalies and returned mineralized intersections from a number of drill holes, the most significant being from a hole in the southwest part of the license area which averaged 1.5 g/t gold over 40 meters.

Pursuant to an option agreement (the “Cyprus Agreement”) dated 2/6/1996 among Antubia, Moydow Ghana and Cyprus Exploration and Development Corporation (“Cyprus”), Cyprus commenced a diamond-drilling program in September 1996 pursuant to which Cyprus drilled 13 holes on the Kanyankaw West Property for a total of 2,000 meters. High-grade intersections were identified in altered metavolcanics, but Cyprus terminated its option to earn an interest in the Kanyankaw Property in January 1997. Cyprus incurred approximately $750,000 during the currency of the Cyprus Agreement. During 1996, Moydow Ghana also expended $33,449 on the property.

Current and Future Exploration

A landform and regolith study completed in 2001 on the property has generated nine new targets which warrant further testing. During 2001 there was a significant increase in the number of illegal artisanal miners. A new exploration program will be undertaken in 2002-2003.

Other Properties

The Company has an ongoing process of new project review and evaluation of worldwide mineral properties. During 2000 and 2001 it carried out reconnaissance and review of several properties located in Ghana and elsewhere, including Nevada. Expenditures on geological reconnaissance and reviews are written off as it occurs unless the property is staked or acquired. Applications have been approved for two new license areas in Ghana along the Yamfo-Sefwi belt and payments have been made related to these applications. The Company has been granted a three year exploration permit on the N’godiarala license in southern Mali. The permit expires on December 30, 2004. The Company is exploring three unpatented mining claims groups in Elko County, Nevada. In early 2002, the Company staked 570 claims covering more than 140 square kilometres in the Botwood Basin area of central Newfoundland, Canada. An exploration program has commenced on this claim group and it is proposed to fund this work through a $0.5 million flow-through issue.

Wassa Property

In September 2002, Golden Star Resources Ltd. completed the acquisition of a 90% beneficial interest in the Wassa gold mine in Ghana. Prior to this transaction, the Company had owned a 34% interest in Wassa Holdings Limited (“Wassa Holdings”), which owned a 90% beneficial interest in Satellite Goldfields Limited (“Satellite”). Satellite holds a mining lease which covers the Wassa gold mine. Because the Company’s share of the losses in Wassa Holdings for 1999 exceeded the carrying value of its equity investment, the Company had written down the carrying value of its investment to nil. The Company has no further obligations with respect to the Wassa mine.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

This management’s discussion and analysis of financial condition and results of operation should be read in conjunction with the audited financial statements as at December 31, 2001 and 2000, and for the years ended December 31, 2001, 2000 and 1999, and related notes, all of which is attached as a part of this 20-F Annual Report. For the purposes of these financial statements, the material differences between generally accepted accounting principles (“GAAP”) in Canada and the United States are described in Note 9 of the audited financial statements.

The Company

Moydow Mines International Inc. (“Moydow” or the “Company”) is an international exploration and development company with primary interests in precious metals. Exploration and development activities are focused principally on Ghana, West Africa, where Moydow and its subsidiaries have been active since 1992. The Company’s main asset is its 50% beneficial interest in the Ntotoroso gold property. Moydow trades as a public company on the Toronto Stock Exchange (symbol MOY).

Subsidiaries and affiliated companies of Moydow are organized internationally so that each has a specific geographic area or mineral project interest. Moydow provides administrative, technical and financial assistance to these companies within the group.

Years ended December 31, 2001 and 2000

Overview

Ntotoroso Project

During 2001, the Company focused on the potential of its Ntotoroso property in Ghana. In March 2001, Lycopodium Pty Ltd. of Perth, Australia, completed a definitive feasibility study on Zones E and A on the property. The study was based on a gold price of $270 and proven and probable reserves of 14 million tonnes grading 2.36 grams of gold per tonne. Annual mine production is projected at 1.5 million tonnes. For the first five years the average gold production will be 120,000 ounces per year at a cash cost of $184 per ounce.

During 2000, the Company entered into the Rank Development and Production Agreement (the “RDP Agreement”) with Normandy Mining and its affiliate, Normandy Ghana Gold Limited (“Normandy Ghana”). Normandy Ghana holds concessions adjacent to Rank’s Ntotoroso property that are the subject of a detailed feasibility study by Normandy Ghana. The RDP Agreement sets forth the terms under which, subject to completion of acceptable feasibility studies by Rank Mining Company Limited and Normandy Ghana on their respective properties, the Company and Normandy Ghana would participate in the development, mining and processing of ore from Rank’s Ntotoroso property. The RDP Agreement modifies portions of the 1997 Rank Farm-In Shareholders Agreement such that the Company may elect to share in development and mining costs, or to be carried through to economic completion and have Rank ore milled on the basis of a toll treatment charge. Additional exploration expenditures of up to $8 million may be incurred to July 2004, of which the Company is obligated to fund its 50% share in order to avoid dilution.

A supplemental study is to be prepared under the terms of the RDP Agreement, to examine the economics of mining Zone C and any other mineral deposits within the large Ntotoroso property. During the second quarter of 2001 a thirty year mining lease was granted.

Wassa Project

In 1999, Moydow wrote down to nil its investment in its 34% equity interest in Wassa Holdings Limited which, through its subsidiary Satellite Goldfields Limited, holds the mining lease on the Wassa gold mine in Ghana. In April 2001, the Company was notified that certain terms of the project financing loan agreement under which an amount of $40 million was outstanding were technically in default. The senior lender subsequently enforced its security and appointed a receiver in November 2001. Moydow granted the lenders a first fixed charge on its shares of

Wassa Holdings and provided security for the obligations of Wassa Holdings to the lenders to the extent of the value of its shares of Wassa Holdings. The Company has no further obligations with respect to the Wassa mine.

In September 2002, Golden Star Resources Ltd. completed the acquisition of a 90% beneficial interest in the Wassa gold mine.

Mali Project

During 2001, Moydow was granted a three-year exploration permit on the N’gordiala project in Southern Mali, which is 80 kilometres from the recently opened Morila mine. Encouraging results were received from a systematic geochemical soil sampling program during the year. Moydow is actively seeking a joint venture partner for this property with a view to enhancing the value to Moydow.

North America

Also in 2001, Moydow acquired a majority interest in three properties in Elko County, Nevada. A multi-element anomaly has been defined and a follow up program of a series of shallow drill holes is planned for May 2002.

In April 2002, Moydow staked over 500 claims in the Gander Lake region of Newfoundland. A reconnaissance exploration is planned to test for gold occurrences.

Segmented Information

The Company does not segment information geographically as it is involved in the exploration and development of mineral properties with substantially all of its operations located in West Africa.

Results of Operations

Net losses for 2001, 2000 and 1999 were $0.6 million or $0.02 per share, $1.2 million or $0.04 per share, and $5.1 million or $0.22 per share, respectively.

During 2001, the Company wrote off mineral properties expenditures in the amount of $0.05 million which were incurred on a number of minor projects.

During 2000, the Company wrote off its investment in the Slave Diamond Syndicate, in the amount of $0.2 million. In addition the Company wrote off expenditure incurred on a number of other minor projects.

The 1999 results include the write down of $4.1 million in the Company’s carrying value of the Wassa mine and the write off of $0.6 million in the carrying value of the Kissi Kissi property. The Company considered it prudent to write down the carrying value of the Wassa mine given the size of the project debt, the slower gold recovery rate, the low gold price and the fact that the Company’s portion of the losses at the Wassa mine for the year 1999 exceeded its carrying value. The Kissi Kissi property was written off due to economic and political uncertainty in the region.

General and administrative expenses were $0.6 million in 2001 compared with $1.2 million and $0.8 million in 2000 and 1999, respectively. The decrease in 2001 compared with 2000 is a result of the Company’s focus on cost containment. The increase in 2000 compared with 1999 was a result of the increased investor relations activities and the cost associated with filing a 20-F registration statement with the United States Securities and Exchange Commission. General and

administrative expenses were $0.8 million in 1999 and were incurred as a result of the higher levels of exploration and the increased financing activities.

The Company received operator and advisory service fees of $nil, $0.2 million and $0.3 million in the years 2001, 2000 and 1999, respectively. During 2000, a feasibility study was undertaken on the Ntotoroso project and the management fee was suspended during this period. On approval of this study and notice of intent by Normandy to proceed with the project, Normandy becomes the operator of the project. When Normandy becomes operator it shall appoint the Company as manager for any on-going exploration which will entitle the Company to receive a management fee.

The foreign exchange loss in 2001 was $0.02 million compared to a loss of $0.04 million in 2000 and a gain of $0.01 million in 1999. The foreign exchange loss is a result of the decrease in the Canadian dollar to United States dollar exchange rate.

The Company earned deposit interest income of $0.1 million, $0.2 million and $0.06 million during 2001, 2000 and 1999, respectively. Interest income increased in 2000 due to a higher cash balance resulting from the special warrant financing described below.

The Company’s revenues are derived from: interest income, which is dependant on available cash balances and prevailing interest rates; management and advisory service fees, which are dependant on the level of exploration expenditures managed by the Company; and returns on investments, which are dependant on the prevailing market at the time of sale.

Liquidity and Capital Resources

At December 31, 2001, the Company had cash and cash equivalents of $1.9 million compared to $3.4 million at December 31, 2000.

Moydow completed a special warrant financing on February 21, 2000. A total of 3,382,352 special warrants were issued at a price of Cdn$1.70 per special warrant. Under the terms of the special warrant financing, each special warrant was automatically converted into a unit comprised of one common share and one-half of a share purchase warrant. Each whole share purchase warrant entitles the holder to purchase an additional share of the Company at a price of Cdn$2.25 until May 25, 2001.

During 2000, previously issued warrants were exercised and the Company issued a total of 145,367 common shares at a price of Cdn$0.95 and Cdn$0.96 per share for total proceeds of Cdn$138,515.

In 2001, the Company and Normandy Mining advanced funds on an equal basis to cover the costs of the feasibility study and on going exploration activities on the Ntotoroso project. Expenditures incurred on the Kanyankaw project and the N’gordiala project are funded 100% by the Company. The Company funds expenditures incurred on its Nevada projects on a pro rata basis.

Exploration on the Ntotoroso project during 2000 was funded primarily by Normandy which completed the balance of $6.5 million in expenditures required to earn its 50% interest.

The Company has no financial risk in respect of the Wassa mine other than the Moydow guarantee of certain obligations of Wassa Holdings to the lenders to the extent of the value of the Company’s shares of Wassa Holdings. Capital investment for the mine was provided by $42.5 million of project financing from Standard Bank of London and The Commonwealth Development Corporation.

At December 31, 2001 the Company had stock options outstanding under its stock option plan for the purchase of an aggregate of 3,431,667 common shares, and warrants outstanding, for the acquisition of 66,667 common shares. The warrants outstanding and issuable pursuant to the special warrant financing expired on May 25, 2001.

At December 31, 2000 the Company had stock options outstanding under its stock option plan for the purchase of an aggregate of 3,431,667 common shares, and warrants outstanding, including all of the warrants outstanding and issuable pursuant to the special warrant financing, for the acquisition of 2,011,519 common shares.

In early July 2002, the Company completed a private placement of 687,500 flow-through common shares at a price Cdn$0.80 per share for net proceeds of Cdn$504,000.

Regulatory, Environmental and Other Risk Factors

The Company intends to fulfill all statutory commitments on its current licenses over the next year and will apply for license renewals in the normal course of business.

The Company’s operating income and cash flow are also affected by changes in the U.S./Canadian dollar exchange rate together with movement in the local currency in Ghana, the Cedi, as a portion of the Company’s costs are incurred in these currencies.

The profitability of any gold mining operation will be significantly affected by changes in the market price of gold. Gold prices fluctuate on a daily basis and are affected by numerous factors such as world supply of gold, Central Bank selling, stability of exchange rates, forward sales and inflationary forces, among other factors beyond Moydow’s control.

Moydow has sufficient cash to conduct its operations for the foreseeable future. However, failure to obtain additional financing on a timely basis in the future could cause Moydow to limit future exploration and mine development programs or relinquish or forfeit some of its licenses. No exploration company can guarantee that the current or proposed exploration or development programs on properties will result in the discovery of gold mineralisation or will result in a profitable commercial mining operation. The Ntotoroso project continues to receive 50% funding from the Company’s partner, Normandy Mining. It is the opinion of management that the Company has sufficient funds to enable it to continue an active exploration program and to maintain all of its obligations for the foreseeable future.

In addition, exploration companies are subject to various laws and regulations including but not limited to environmental, health and safety matters together with political risks which are outside the Company’s control. Moydow is committed to a program of environmental protection at all of its projects and exploration sites.

Outlook

Moydow’s immediate priorities involve the development and operating plans for the proposed Ntotoroso mine and the financing thereof. With the acquisition of Normandy Mining by

Newmont Mining Corporation early in 2002, Newmont becomes the Company’s joint venture partner in the project. Moydow will continue to operate ongoing exploration at Ntotoroso, where the ultimate gold potential of the property is still unknown.

The mining industry is international and the Company will continue to evaluate new opportunities in select countries where the geologic potential and economic and political climates are considered attractive, with the objective of building value in the Company for its shareholders.

At December 31,2001, the Company had $1.7 million of working capital, which includes $1.9 million of unrestricted cash. The Company continues to focus on cost containment in all areas.

Years ended December 31, 2000 and 1999

Results of Operations

The loss for the Fiscal 2000 was ($1,189,985) or ($0.04) per share compared to a loss of ($5,107,732) or ($0.22) per share in the same period last year. The 2000 results included a gain on the sale of investments of $480 (net of impairments) and interest income of $235,599. The 1999 results included ($4,111,227) as the Company’s pro rata share of the losses at Wassa Limited, $22,906 gain on sale of investments, and $62,307 in interest income. The write-down of the Company’s investment in Wassa Limited to nil at year-end 1999 was the reason for the lack of such losses in 2000.

General and administrative expenses increased to $1,165,064 in the 2000 from $810,929 in 1999. This increase primarily is a result of the increased investor relations activities, including travel. In 2000, the Company received operator’s and advisory service fees of $199,584 down 40% from the amount received in the same period last year as the operator’s fee was re-negotiated downward. A feasibility study was completed after yearend on the Ntotoroso Prospecting License and the management fee was suspended during this time. On approval of this study and notice of intent by Normandy to proceed with the project, Normandy became the operator of the project. When Normandy became operator it appointed the Company as manager of on-going exploration that will entitle the Company to receive an operator’s fee.

Liquidity and Capital Resources

As at 12/31/2000, the Company had working capital of $3,178,451.

Cash Used in Fiscal 2000 Operating Activities totaled ($1,134,498), including the ($1,189,985) Net Loss. Significant adjustments included a writedown of mineral properties of $414,008 and net changes in non-cash working capital items of ($366,141) (representing mostly decreased accounts payable and accrued liabilities). Cash Used in Fiscal 2000 Investing Activities was ($1,003,025) including ($1,056,537) for exploration of mineral properties and $62,279 proceeds from sale of investments/other assets. Cash generated from Fiscal 2000 Financing Activities was $32,880.

As at 12/31/2000, the Company had $3.2 million of working capital, which includes $3.3 million of unrestricted cash. The Company is minimizing its operating costs and will pursue only those opportunities that offer the best risk return profile for exploration expenditures.

Normandy LaSource has completed its funding of exploration efforts at Ntotoroso; the Company anticipates funding its equal share of the costs in 2001 and subsequent years.

C. Research and Development, Patents and Licenses

As the Company is a mineral exploration company, the information required in this section is not applicable.

D. Trend Information

The 50% interest in the Ntotoroso project in Ghana in the Company’s main asset. The Company’s success is dependent on its ability to find and develop economic ore reserves. The profitability of any gold mining operation will be significantly be affected by changes in the market price of gold. No exploration company can guarantee that the current or proposed exploration or development programs on properties will result in the discovery of gold mineralization or will result in a profitable commercial mining operation.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table and the notes thereto set out the name and municipality of residence of the Directors, his current position and office with the Company, his present principal occupation(s) or employment, the date on which he was first elected or appointed a Director of the Company, and the approximate number of common shares of the Company beneficially owned directly or indirectly or over which he exercises control or direction:

			Shares of the
			Corporation
Name, Current Position(s)			Beneficially Owned,
with the Company and			Controlled or
Municipality of Residence	Present Principal Occupation(s)	Director Since	Directed(1)

Sylvester P. Boland(2)(3) Director Dublin, Ireland	Chartered accountant, retired; corporate director; formerly a mining executive	December 9, 1998	26,180
Albert C. Gourley(2) Director Gormley, Ontario	Partner of Macleod Dixon LLP, Barristers & Solicitors.(4)	December 9, 1998	100,000
Norman D. A. Hardie(3) Director Toronto, Ontario	Business consultant	December 9, 1998	50,320
Victor J.E. Jones (2)(3) Director Vancouver, British Columbia	Management consultant	January 6, 1983	6,405
Brian P. Kiernan Chief Executive Officer, President and a Director(5) Dublin, Ireland	Chief Executive Officer of the Company	December 9, 1998	135,000

			Shares of the
			Corporation
Name, Current Position(s)			Beneficially Owned,
with the Company and			Controlled or
Municipality of Residence	Present Principal Occupation(s)	Director Since	Directed(1)

Noel P. Kiernan Chairman of the Board and a Director(6) Dublin, Ireland	Chairman of the Board of the Company and Chairman of the Board of Pontil Minerex Limited (a drilling company)	December 9, 1998	9,910,200
Michael E. Power Vice President, Secretary and a Director Toronto, Ontario	Secretary and Vice President of the Company	December 9, 1998	20,720

(1)	The information as to shares beneficially owned, directly or indirectly, not being within the knowledge of the Company, has been furnished by the respective proposed directors individually.

(2)	Member of the audit committee of the board of directors of the Company.

(3)	Member of the compensation committee of the board of directors of the Company.

(4)	Macleod Dixon LLP acts as counsel to the Company.

(5)	Brian P. Kiernan is also Chief Executive Officer and a director of the Company’s wholly-owned subsidiary, Moydow Limited (the Isle of Man company), and a director of the Company’s wholly-owned subsidiary in Ghana, also named Moydow Limited.

(6)	Noel P. Kiernan is also Chairman of the Board and a director of the Company’s wholly-owned subsidiary, Moydow Limited (the Isle of Man company), President and a director of the Company’s wholly-owned subsidiary in Ghana, also named Moydow Limited, and President and a director of the Company’s 50%-owned subsidiary, Rank Mining Company Limited, a Ghanaian company.

No Director and/or Senior Officers has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was selected as a Director or Executive Officer. Noel Kiernan is the father of Brian Kiernan; other than disclosed above, there are no family relationships between any two or more Directors or Executive Officers.

B. Compensation

Summary Compensation Table

The following table sets forth certain information with respect to the compensation of Mr. Kiernan, the only executive officer of the Company for whom disclosure is required, for the three financial years of the Company ended December 31, 2001.

Compensation Table

					Long Term
		Annual Compensation			Compensation

					Securities under
				Other Annual	Options Granted	All other
Name	Year Ended	Salary	Bonus	Compensation	(#)	Compensation

Brian P. Kiernan	Dec.31, 2001	US$67,499(1)	Nil	Nil	Nil	Nil
	Dec 31, 2000	US$69,349	Nil	Nil	300,000	Nil
	Dec 31, 1999	Nil	Nil	US$78,600(1)	400,000	Nil

(1)	During 1999, Mr. Kiernan’s services as President and Chief Executive Officer of the Company were provided pursuant to a management services arrangement between the Company and Minerex Limited. Under this arrangement, Minerex Limited provided to the Company certain management, administrative, financial, technical and other support services. Mr. Kiernan’s services are now provided pursuant to an employment agreement with the Company. See “Statement of Executive Compensation — Employment Contract.”

Stock Options

No stock options of the Company were granted to Mr. Kiernan during the financial year ended December 31, 2001. No stock options of the Company were exercised by Mr. Kiernan during the financial year ended December 31, 2001. The following table sets forth the value of the stock options of the Company held by Mr. Kiernan as at December 31, 2001, all of which options are currently exercisable.

		Value of Unexercised
	Unexercised Options	in-the-Money
Name	at Dec. 31, 2001	Options at Dec. 31, 2001

Brian P. Kiernan	700,000	Nil

Stock Option Re-pricing

     The Company did not, during the financial year ended December 31, 2001, re-price any stock options.

Compensation of Directors

     During the financial year ended December 31, 2001, no Director of the Company was compensated by the Company for his services in his capacity as a Director, other than three of the non-executive Directors of the Company each of whom received Director’s fees of US$6,000. No stock options were granted to the Directors during the financial year ended December 31, 2001.

The Company compensated three non-executive Directors of the Company during the financial year ended December 31, 2001 an aggregate of US$15,234 (2000- US14,012) for services as a consultant or expert. During 2001, the Company incurred legal expenses of US$21,657 (2000 — US$156,383; 1999 — $US155,725) to Macleod Dixon LLP, which acts as counsel to the Company. Albert C. Gourley, a Director of the Company, is a partner of Macleod Dixon LLP.

     The Company carries Directors and Officers liability insurance considered appropriate for its activities.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial plan.

B. Board Practices

Tenure of Board of Directors

The Members of the Board of Directors are elected for one-year terms, which expire at the next following annual meeting of the shareholders of the Company.

Directors’ Service Contracts

Three Directors have service contracts with the Company. These are as follows:

     The Company and Brian P. Kiernan entered into an agreement effective January 1, 2001 (the “Brian Kiernan Contract”) which sets forth the terms and conditions upon which Mr. Kiernan performs the services of Chief Executive Officer and President of the Company. Under the Brian Kiernan Contract, Mr. Kiernan’s annual salary for the year 2001 was set at IR£60,000 (which was approximately US$67,499). The Brian Kiernan Contract also provides that, if Mr. Kiernan’s employment is terminated by reason of his death or disability, Mr. Kiernan (or his family, as the case may be) is entitled to receive from the Company the sum of IR£180,000 (which is currently approximately US$202,540). If during the period commencing on the date of a change in the control of the Company and ending on the third anniversary thereof Mr. Kiernan’s employment is terminated by the Company other than for “just cause” (as defined in the Brian Kiernan Contract), disability or death or is terminated by Mr. Kiernan for “good reason” (as defined in the Brian Kiernan Contract), the Company must pay to Mr. Kiernan, within 10 days after the date of termination, any unpaid salary to the date of termination and, as compensation for Mr. Kiernan’s loss of employment, three times Mr. Kiernan’s then annual salary.

The Company and Noel P. Kiernan entered into an agreement effective 1/1/2000 (the “Noel Kiernan Contract”) which sets forth the terms and conditions upon which Mr. Kiernan performs the services of Chairman of the Board of the Company. Under the Noel Kiernan Contract, Mr. Kiernan’s annual salary for the Year 2001 is set at IR£60,000 (approximately US$69,000). The

Noel Kiernan Contract also provides that, if Mr. Kiernan’s employment is terminated by reason of his death or disability, Mr. Kiernan (or his family, as the case may be) is entitled to receive from the Company the sum of IR£180,000 (approximately US$216,000). If during the period commencing on the date of a change in the control of the Company and ending on the third anniversary thereof Mr. Kiernan’s employment is terminated by the Company other than for “just cause” (as defined above), disability or death or is terminated by Mr. Kiernan for “good reason” (as defined above), the Company must pay to Mr. Kiernan, within ten days after the date of termination, any unpaid salary to the date of termination and, as compensation for Mr. Kiernan’s loss of employment, three times Mr. Kiernan’s then annual salary.

Effective May 1, 2001, the Company and Michael Power entered into a consulting agreement whereby Michael Power provides management services to the Company. The Company pays Michael Power CDN$5000 per month for these services.

Audit Committee

The Company’s Audit Committee consists of three Directors, all of whom are outside Directors. The current members are Sylvester P. Boland (Chairman), Albert C. Gourley and Victor J.E. Jones. This committee meets periodically, reviews the scope of the external audit, the adequacy of the system of internal control and the appropriateness of the financial reporting and then makes its recommendation to the Board of Directors.

Compensation Committee

The Company’s Compensation Committee consists of three Directors, all of whom are outside Directors. The current members are Sylvester P. Boland (Chairman), Norman D. A. Hardie and Albert C. Gourley. The committee determines on behalf of the Board of Directors with respect to cash and incentive compensation of the Company’s executive officers.

D. Employees

The company has no employees. See “ITEM 7” — “Related Party Transactions”

E. Share Ownership

The following lists the share ownership of Directors and officers of the Company as of October 25, 2002

Title of		Amount and Nature of	Percent of
Class	Name of Beneficial Owner	Beneficial Ownership	Class

Common	Noel Kiernan	9,910,200	36.7%
Common	Brian Kiernan	135,000	0.5%
Common	Victor Jones	6,405	<0.1%
Common	Albert Gourley	100,000	0.4%
Common	Sylvester Boland	26,180	0.1%
Common	Michael Power	20,720	<0.1%
Common	Norman Hardie	50,320	0.2%
Common	Rosemary O’Mongain	20,000	<0.1%
Common	Geoffrey Farr	5,000	<0.1%
Total		10,273,825	37.1%

The names of the Directors and senior officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are listed in the following table as of October 25, 2002. No options have been granted in 2002.

Stock Options Outstanding

	Number of
	Shares of	CDN$	Expiration
Name	Common Stock	Exer. Price	Date

Brian P. Kiernan	250,000	$1.00	2/24/2004
Brian P. Kiernan	150,000	1.15	9/24/2004
Brian P. Kiernan	150,000	1.70	1/14/2005
Brian P. Kiernan	150,000	2.25	1/14/2005
Noel P. Kiernan	200,000	1.00	2/24/2004
Noel P. Kiernan	75,000	1.15	9/24/2004
Noel P. Kiernan	400,000	1.70	1/14/2005
Victor Jones	100,000	1.00	2/24/2004
Victor Jones	50,000	1.15	9/24/2004
Victor Jones	75,000	1.70	1/14/2005
Victor Jones	75,000	2.25	1/14/2005
Sylvester P. Boland	100,000	1.00	2/24/2004
Sylvester P. Boland	50,000	1.15	9/24/2004
Sylvester P. Boland	75,000	1.70	1/14/2005
J. Joseph Breen	100,000	1.00	2/24/2004
J. Joseph Breen	50,000	1.15	9/24/2004
J. Joseph Breen	75,000	1.70	1/14/2005
Albert Gourley	100,000	1.00	2/24/2004
Albert Gourley	50,000	1.15	9/24/2004
Albert Gourley	75,000	1.70	1/14/2005
Michael Power	100,000	1.00	2/24/2004
Michael Power	50,000	1.15	9/24/2004
Michael Power	75,000	1.70	1/14/2005
Norman Hardie	50,000	1.00	2/24/2004
Norman Hardie	100,000	1.15	9/24/2004
Norman Hardie	75,000	1.70	1/14/2005
Rosemary O’Mongain	50,000	1.00	2/24/2004
Rosemary O’Mongain	25,000	1.15	9/24/2004
Rosemary O’Mongain	100,000	1.70	1/14/2005
Geoffrey G. Farr	20,000	1.70	1/14/2005

Total	2,995,000

Stock Option Plan

     The Company has a stock option plan (the “Plan”) the principal purposes of which are to (a) promote a proprietary interest in the Company among the officers, Directors, consultants and employees of the Company and its affiliates, (b) retain and attract the qualified officers, Directors, consultants and employees the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company. The Plan is considered by the Board of Directors of the Corporation (the “Board”) to be an important and effective component of the compensation provided by the Company.

     The Plan authorizes the Board, or a committee thereof, to grant options from time to time to officers, Directors, consultants and employees of the Company and its affiliates. Options granted under the Plan (“Options”) are non-assignable and may be granted for a term not exceeding ten years. The number of common shares of the Company (“Shares”) that may be reserved for issuance to any one person pursuant to Options must not exceed 5% of the outstanding Shares. The exercise price of an Option may not be lower than the closing price of the Shares on the Toronto Stock Exchange on the business day immediately preceding the date the Option is granted. The Plan provides that the number of Shares that may be issued pursuant to the exercise of Options shall not exceed 4,000,000. There are presently outstanding Options to purchase an aggregate of 3,431,667 Shares.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED TRANSACTIONS

A. Major Shareholders

The Company is aware of only one person/company who beneficially owns 5% or more of the Company’s voting securities, Noel P. Kiernan, whose holds 9,910,200 of the issued and outstanding common shares of the Company, representing 35.8% of the total common shares.

As of October 25, 2002, the Directors and senior officers of the Company, as a group, beneficially owned , directly or indirectly, or exercised control or direction over 37.1% of the outstanding common shares of the Company. The information as to shares beneficially owned or over which control is exercised, not being within the control of the Company, has been furnished by the Directors and senior officers directly.

No major shareholder has different voting rights or any special rights with respect to the common shares beyond those rights accorded all shareholders of the Company’s common shares.

The Company’s common shares are issued in registered form and the following information is taken from the records of Computershare Trust Company of Canada (located in Toronto, Ontario, Canada), the registrar and transfer agent for the Company’s common shares.

As of December 31, 2001, the shareholders’ list for the Company’s common shares showed 505 registered shareholders and 27,026,514 shares were issued and outstanding. 292 of these shareholders were U.S. residents, owning 3,396,054 shares representing approximately 16% of the issued and outstanding common shares.

The Company has researched the indirect holding by depository institutions and estimates that there are 505 “holders of record” resident in the United States, holding the aforementioned 4,418,835 common shares.

The Company is a publicly-owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents. Another corporation does not control the Company. The Company is unaware of any arrangements, the operation of which might, at a subsequent date, result in a change of control of the Company.

B. Related Party Transactions

Other than as described below, no insider of the Company, as defined in the Securities Act (Ontario), or associate or affiliate of any such insider, has any material interest in any transaction completed since the beginning of the Company’s preceding three financial year up to the date of this document ended December 31, 2001 or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Pontil Minerex Limited

Noel P. Kiernan is the controlling shareholder of Pontil Minerex Limited (“Pontil”), which has performed drilling and other services for Satellite Goldfields Limited (which was 31%-owned by the Company) at the Wassa property in Ghana and for Rank Mining Company Limited (which is 50%-owned by the Company) at the Ntotoroso property in Ghana, and which is anticipated to perform services for the Company and its affiliated and associated companies (the “Moydow Group”) in the future. All contracts entered into by Pontil with the Moydow Group have been at commercially competitive rates. During 1999 and 2000, $1,245,282 and $1,260,311, respectively, was paid to Pontil Minerex by Rank pursuant to such contracts. No services were provided by Pontil to the Moydow Group during 2001.

Minerex Limited

During 1999 and prior years the Company and Minerex Limited (“Minerex”) had an arrangement whereby Minerex provided certain management, administrative, financial, technical and other support services to the Company, including the services of Brian P. Kiernan as Chief Executive Officer and President of the Company and Noel P. Kiernan as Chairman of the Board of the Company. Noel P. Kiernan is the controlling shareholder of Minerex. As remuneration for such services, the Company paid to Minerex a specified percentage of the actual cost for the services plus an overhead charge of 15% on those services, excluding the management service costs in respect of services provided by Brian P. Kiernan and Noel P. Kiernan. As of January 1, 2000 this arrangement was formalized pursuant to a management services agreement entered into between the Company and Minerex, provided, however, that the services provided by Minerex no longer include the services of Brian P. Kiernan or Noel P. Kiernan, who now have employment agreements with the Company.

During 1999, 2000 and 2001 Minerex received $211,332, $208,524 and $204,781, respectively, for these services.

Victor Jones and Ellesmere Enterprises Ltd.

Until May 2001, when he ceased serving as an officer, Victor Jones received his compensation indirectly through Ellesmere Enterprises Ltd. (a private company wholly-owned by Mr. Jones) under a consulting agreement for management services performed by Mr. Jones. The now inoperative agreement dated 1/1/2000 replaced one dated 1/1/1997. Mr. Jones’ compensation for 1999, 2000 and 2001 was $36,455, $52,220 and $39,972, respectively.

Macleod Dixon LLP

The Company incurred legal expenses of $155,725, $156,383 and $21,657 during 1999, 2000 and 2001, respectively to Macleod Dixon LLP, which acts as counsel to the Company. Albert C. Gourley (Director of the Company) and Geoffrey G. Farr (Assistant Secretary of the Company) are partners of Macleod Dixon LLP.

Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

No Director or officer of the Company or associate of any such director or officer was indebted to the Company at any time during the financial years ended December 31, 2001, 2000 or 1999.

C. Interest of Experts and Counsel

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide the information called for by this section.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

This Annual Report contains the audited financial statements of the Company as at December 31, 2001 and 2000, and for the years ended December 31, 2001, 2000 and 1999, attached as a part hereof. The Company’s financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Except as described in Note 9 of the audited financial statements, there are no material differences, for the purposes of these financial statements, between accounting principles generally accepted in Canada and the United States.

Legal Proceedings

To the best of the knowledge of management and the Directors of the Company, the Company knows of no material, active or pending, legal proceedings against them, nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

Dividend Policy

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain any earnings for use in its operations and the expansion of its business.

B. Significant Changes

There are two significant changes since the date of annual financial statements included in this Annual Report on Form 20-F:

(1)  In July 2000, the Company entered into the Rank Development and Production Agreement with Normandy Mining whereby ore from the Ntotoroso property would be treated at a Normandy owned plant which was planned for Yamfo Sefwi, in Ghana. It was originally intended that the agreement lapse if a production decision had not been made by July 24, 2002. It has been agreed by both Moydow and Normandy (now Newmont Mining Corporation) to extend the term of that agreement to December 1, 2002.

(2)  The Company has staked 570 mining claims in the Botwood Basin region of central Newfoundland, Canada. This region has been the focus of a major staking rush in the last several months. In early July 2002, the Company completed a private placement of 687,500 flow-through common shares at a price of Cdn$0.80 per share for net proceeds of Cdn$504,000. The proceeds from this financing will be used for exploration of the Botwood Basin claims.

ITEM 9. THE OFFER AND THE LISTING

A. Offer and Listing Details

The common shares of the Company are listed and posted for trading on the Toronto Stock Exchange (the “TSE”) under the symbol “MOY”.

Moydow Mines International Inc., formerly Westley Mines International Inc, was continued under the Business Corporations Act (Ontario) from British Columbia effective December 9, 1998 concurrently with the change of name to Moydow Mines International Inc.

Effective December 9, 1998, the common shares of the Company were consolidated on a 1-for-12 basis. All references to the number of common shares and/or to per share data refer to post consolidation shares unless otherwise indicated.

The following table list the annual high and low market of the common share on the TSE during the fiscal years since trading commenced on the TSE:

	Canadian Dollars

Year	High	Low

2001	$0.72	$0.29
2000	$1.49	$0.80
1999	$1.73	$1.50

The following table list the market price range of the common shares on the TSE for the last two years by fiscal quarter:

		Canadian Dollars
Quarter
Ended	Volume	High	Low	Closing

12/31/2001	609,500	$0.45	$0.29	$0.38
9/30/2001	606,800	0.54	0.33	0.28
6/30/2001	858,600	0.70	0.39	0.39
3/31/2001	1,043,840	1.18	0.52	0.60

12/31/2000	1,907,316	$1.45	$0.80	$1.00
9/30/2000	802,806	1.30	0.95	1.00
6/30/2000	352,641	1.40	0.90	1.20
3/31/2000	681,614	1.80	1.10	1.40

The following table list the high and low market prices of the common shares on the TSE for the last six months:

	Canadian Dollars

Month	High	Low

April 2002	$0.80	$0.45
May 2002	$1.05	$0.66
June 2002	$1.10	$0.67
July 2002	$0.75	$0.50
August 2002	$0.76	$0.50
September 2002	$0.69	$0.50

On October 25, 2002 the closing price of the common share on the TSE was Cdn$0.43.

B. Plan Of Distribution

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide the information called for by this section.

C. Markets

The common shares of the Company are listed and posted for trading on the Toronto Stock Exchange.

D. Selling Shareholders

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide the information called for by this section.

E. Dilution

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide the information called for by this section.

F. Expense of the Issue

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide the information called for by this section.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide the information called for by this section.

B. Memorandum and Articles of Association

The Certificates of Incorporation and By-Laws and Articles have been submitted with the Company’s 20-F Registration Statement, filed previously, and there has been no changes made since that filing.

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series, of which 27,026,514 common shares and no preferred shares were issued and outstanding as at December 31, 2001. Subsequent to year-end 2001, 687,500 common shares were issued in early July 2002 in a private placement of flow-through shares.

The holders of the common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of the shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Subject to the prior rights of the holders of the preferred shares or any other shares ranking senior to the common shares, the holders of the common shares are entitled to (a) receive any dividends as and when declared by the board of directors, out of the assets of the Company properly applicable to the payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Company (after payment of all outstanding debts) in the event of any liquidation, dissolution or winding-up of the Company. The holders of the common shares have no pre-emptive, redemption or conversion rights.

The board of directors of the Company is authorized to issue the preferred shares at any time and from time to time in one or more series and to fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to, the shares of each series, including, but not limited to, the rate or amount of dividends or the method of calculating dividends, the date of payment of dividends, the redemption, purchase or conversion prices and terms and conditions of redemption, purchase or conversion and any sinking fund or other provisions. The preferred shares of each series shall rank on a parity with the preferred shares of every other series, and shall be entitled to priority over the common shares and any other shares of the Company ranking junior to the preferred shares, with respect to priority in the payment of dividends and the return of capital and the distribution of assets of the Company in the event of any liquidation, dissolution or winding-up of the Company. Holders of preferred shares shall not be entitled to receive notice of or vote at meetings of shareholders, except where required under law.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the “Company Act” of Ontario, Canada. Unless the “Company Act” or the Company’s Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders’ meeting.

Shareholder meetings are called in accordance with the rules of the Business Corporation Act (Ontario) by approval of the Board of Directors determining the time, date, and place of such meetings, which must be held in Canada and not less than 54 days from the date of public notice of such meeting. The quorum for a shareholders’ meeting or continuance thereof is two shareholders present in person or by proxy representing not less than 5% of the common shares eligible to vote at such meeting.

The Company’s Articles and the “Business Corporations Act (Ontario)” contain provisions that require a “special resolution” for effecting certain corporate actions. Such a “special resolution” requires a two-thirds vote of shareholders rather than a simple majority for passage. The principal corporate actions that require a “special resolution” include:

a.	Approval of contracts or transactions that give rise to certain conflicts of interest by Directors or Officers in certain circumstances;

b.	Disposing of all/substantially all of Company’s undertaking or assets;

c.	Changing the Company name;

d.	Amalgamation of the Company with another corporation (other than wholly-owned subsidiaries); and

e.	Altering any restrictions on the Company’s business; and

f.	Certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments, subject to certain subsidiary requirements.

C. Material Contracts

     The Company has not entered in to any material contracts except the management contracts detailed in “Item 6 — Board Practices” and in “Item 7 — Related Transactions”.

D. Exchange Controls

The Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of common shares. There are no limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the charter or other constituent documents of the Company.

The Investment Canada Act (the “IC Act”) governs acquisitions of Canadian businesses by non-Canadian person or entities. The IC Act requires a non-Canadian (as defined in the IC Act) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada. The IC Act provides, among other things, for a review of an investment in the event of acquisition of “control” in certain Canadian businesses in the following circumstances:

1. If the investor is a non-Canadian and is a national of a country belonging to the North American Free Trade Agreement (“NAFTA”) and/or the World Trade Organization (“WTO”) (“NAFTA or WTO National”), any direct acquisition having an asset value exceeding CDN$209,000,000 is reviewable. This amount is subject to an annual adjustment on the basis of a prescribed formula in the IC Act to reflect inflation and real growth within Canada. This threshold does not apply in certain sectors of Canadian industry, such as products of uranium, financial services (except insurance), transportation services and cultural businesses (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), or music in print or machine readable form; radio, television, cable and satellite services; the production, distribution, sale or exhibition of film or video recordings or audio or video music recordings), to which lower thresholds as prescribed in the IC Act are applicable.

2. If the investor is a non-Canadian and is not a NAFTA or WTO National, any direct acquisition having an asset value exceeding $5,000,000 and any indirect acquisition having an asset value exceeding $50,000,000 is reviewable.

3. If the investor is a non-Canadian and is NAFTA or WTO National, an indirect acquisition of control is reviewable if the value of the assets of the business located in Canada represents more than 50% of the asset value of the transaction or the business is involved in uranium production, financial services, transportation services or cultural businesses (as set forth above).

Finally, certain transactions prescribed in the IC Act are exempted from review altogether.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the IC Act: (i) the acquisition of all or substantially all of the assets used in carrying on business in Canada; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.

An acquisition of a majority of the voting shares of a Canadian entity, including a corporation, is deemed to be an acquisition of control under the IC Act. However, under the IC Act, there is a rebuttable presumption that control is acquired if one-third or more of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a non-Canadian person or entity. An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that, on the acquisition, the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated Canadian entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In addition, if a Canadian corporation is controlled by a non-Canadian, the acquisition of control of any other Canadian corporation by such corporation may be subject to the prior approval of the Investment Review Division, unless it can be established that the Canadian corporation is not in fact controlled by the acquirer through the ownership of voting shares.

Where an investment is reviewable under the IC Act, the investment may not be implemented unless it is likely to be of net benefit to Canada. If an applicant is unable to satisfy the Minister responsible for Industry Canada that the investment is likely to be of net benefit to Canada, the applicant may not proceed with the investment. Alternatively, an acquirer may be required to divest control of the Canadian business that is the subject of the investment.

In addition to the foregoing, the IC Act provides for formal notification under the IC Act of all other acquisitions of control of Canadian businesses by non-Canadian investors. The notification process consists of filing a notification within 30 days following the implementation of an investment, which notification is for information, as opposed to review, purposes.

E. Taxation

A brief description of provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of certain taxes, including withholding provisions, to which United States security holders are subject under existing laws and regulations of Canada. The consequences, if any, of provincial, state and local taxes are not considered.

The following information is general and security holders are encouraged to seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual circumstances of the matters referred to herein and of any provincial, state or local taxes.

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of the Company for a shareholder of the Company who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of the Company as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in the Company is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Revenue Canada, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder’s own Canadian and U.S. tax advisors.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the “Convention”).

Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada. The Convention limits the rate to 15 percent if the shareholder is a resident of the United States and the dividends are beneficially owned by and paid to such shareholder, and to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the payor corporation.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or stated capital of the Company had increased by reason of the payment of such dividend. The Company will furnish additional tax information to shareholders in the event of such a dividend. Interest paid or deemed to be paid on the Company’s debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the United States and is exempt from income tax under the laws of the United States.

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a share of common stock of the Company is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. Two-thirds of a capital gain (the “taxable capital gain”) is included in income, and two-thirds of a capital loss in a year (the “allowable capital loss”) is deductible from taxable capital gains realized in the same year. The amount by which a shareholder’s allowable capital loss exceeds the taxable capital gain in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder and subject to adjustment when the capital gains inclusion rate in the year of disposition differs from the inclusion rate in the year the deduction is claimed.

If a share of common stock of the Company is disposed of to the Company other than in the open market in the manner in which shares would normally be purchased by the public, the proceeds of disposition will, in general terms, be considered as limited to the paid-up capital of the share and the balance of the price paid will be deemed to be a dividend. In the case of a shareholder that is a corporation, the amount of any capital loss otherwise determined may be reduced, in certain circumstances, by the amount of dividends previously received in respect of the shares disposed of, unless the corporation owned the shares for at least 365 days prior to sustaining the loss and (together with corporations, persons and other entities, with whom the corporation was not dealing at arm’s length) did not own more than five percent of the shares of any class of the corporation from which the dividend was received. These loss limitation rules may also apply where a corporation is a member of a partnership or a beneficiary of a trust that owned the shares disposed of.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of “taxable Canadian property.” Shares of common stock of the Company will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25 percent or more of the issued shares of any class or series in the capital stock of the Company belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder did not deal at arm’s length and in certain other circumstances.

The Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless (a) the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production, (b) the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada, or (c) the shares formed part of the business property of a “permanent establishment” that the holder has or had in Canada within the 12 months preceding the disposition.

Material United States Federal Income Tax Considerations

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of shares of the Company and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of shares of the Company should consult their own tax advisors about the Federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares of the Company.

U.S. Holders

As used herein, a “U.S. Holder” includes a holder of shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity that is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of shares of the Company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with conduct of trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation and shareholders who hold their stock as ordinary assets and not as capital assets.

Distributions on Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits as defined under U.S. Federal tax law, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States Federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares. Preferential tax rates for net capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.

Dividends paid on the shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, for tax years after 1997, an individual whose realized foreign exchange gain does not exceed U.S. $200 will not recognize that gain, to the extent that there are not expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip or as an expense for the production of income).

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States Federal income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of shares of the Company should consult their own tax advisors regarding their individual circumstances.

In the case of certain U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), owning 10% or more of the Company’s Common Shares, a portion of the qualifying Canadian income tax paid by the Company will also be available as a foreign tax credit, subject to certain conditions and limitations, for U.S. federal income tax purposes, at the election of the U.S. Holder.

Disposition of Shares of the Company

A U.S. Holder will recognize a gain or loss upon the sale of shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the shares of the Company. This gain or loss will be a capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. Corporate capital losses (other than losses of corporations electing under Subchapter S or the Code) are deductible to the extent of capital gains. Non-corporate taxpayers may deduct net capital losses, whether short-term or long-term, up to U.S. $3,000 a year (U.S. $1,500 in the case of a married individual filing separately). For U.S. Holders that are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of shares of the Company:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% (50% in subsequent years) or more of the Company’s gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company would be treated as a “foreign personal holding company”. In that event, U.S. Holders that hold shares of the Company (on the earlier of the last day of the Company’s tax year or the last date on which the Company was a foreign personal holding company) would be required to include in gross income for such year their allowable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701 (a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging shares of the Company to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company will be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, if 75% or more of its gross income in a taxable year is passive income, or the average percentage of the Company’s assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%. Passive income is generally defined to include gross income in the nature of dividends, interest, royalties, rents and annuities; excess of gains over losses from certain transactions in any commodities not arising inter alia from a PFIC whose business is actively involved in such commodities; certain foreign currency gains; and other similar types of income. Foreign mining companies that are in the exploration stage may have little or no income from operations and/or may hold substantial cash and short-term securities that pay interest and dividends while awaiting expenditure in connection with the business. Given the complexities of determining what expenditures may be deductible and of how assets held for production of active income should be valued, the Company, based on advice from its professional advisers, cannot conclude whether it is a PFIC.

It is not the intention of the Company to be considered a PFIC and the Company does not consider this to be a material risk. In the event that it were to become classified as a PFIC, the following should be taken into consideration. U.S. Holders owning shares of a PFIC are subject to a special tax and to an interest charge based on the value of deferral of U.S. tax attributable to undistributed earnings of a PFIC for the period during which the shares of the PFIC are owned. This special tax would apply to any gain realized on the disposition of shares of a PFIC. In addition, the gain is subject to U.S. federal income tax as ordinary income, taxed at top marginal rates, rather than as capital gain income. The special tax would also be payable on receipt of excess distributions (any distributions received in the current year that are in excess of 125% of the average distributions received during the 3 preceding years or, if shorter, the shareholder’s holding period). If, however, the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder’s interest and the Company provides an annual information statement, the above-described rules generally will not apply. The Company will provide such an information statement upon request from a U.S. Holder for current and prior taxable years. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC’s ordinary earnings and any net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a PFIC treated as a QEF can, however, further elect to defer the payment of United States Federal income tax on such income and gain inclusions, with tax payments ultimately requiring payment of an interest factor. In addition, with a timely QEF election, the electing U.S. Holder will obtain capital gain treatment on the gain realized on disposition of such U.S. Holder’s interest in the

PFIC. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of PFIC described above for the taxable years for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of the shares of the Company as of the close of such tax year over such U.S. Holder’s adjusted basis in such shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for the shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a U.S. Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) shares in the Company and the Company is a PFIC (“Non-Electing U.S. Holder”), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in the shares of the Company will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election. A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a Non-Electing U.S. Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases, the basis of the Company’s shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized. A U.S. Holder who has made a timely QEF election (as discussed herein) will not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the shares of the Company are transferred. Each U.S. Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.

The PFIC and QEF election rules are complex. U.S. Holders should consult a tax advisor regarding the availability and procedure for making the QEF election as well as the applicable method for recognizing gains or earnings and profits under the foregoing rules.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company (“United States shareholder”), the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code. This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata share of “Subpart F income” (as specially defined by the Code) of the Company. Subpart F requires current inclusions in the income of United States shareholders to the extent of a controlled foreign corporation’s accumulated earnings invested in “excess passive” assets (as defined by the Code). In addition, under Section 1248 of the Code, a gain from the sale or exchange of shares by a U.S. Holder who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the U.S. Holders of shares of the Company, a more detailed review of these rules is outside of the scope of this discussion.

If the Company is both a PFIC and controlled foreign corporation. the company will generally not be treated as a PFIC with respect to United States shareholders of the controlled foreign corporation. This rule generally will be effective for taxable years of the Company ending with or within such taxable years of United States shareholders.

The foregoing summary is a general discussion of the material United States Federal income tax considerations to U.S. holders of shares of the Company under current law. It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with the conduct of a trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation, shareholders who hold their stock as ordinary assets and not capital assets and any other non-U.S. holders. In addition, U.S. holders may be subject to state, local or foreign tax consequences. This discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of shares of the Company and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Holders and prospective holders should therefore consult with their own tax advisors with respect to their particular circumstances.

Management believes this discussion covers all material tax consequences.

E. Dividends and Paying Agents

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide the information called for by this section.

G. Statements by Experts

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide the information called for by this section.

H. Documents on Display

Copies of the Company’s exhibits and documents are available for inspection at the Company’s registered office located at 161 Bay Street, Suite 3900, Toronto, Ontario, Canada M5J 2S1

L. Subsidiary Information

The information referred to in this section is not required for reports filed in the United States.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is a precious metals exploration company with no gold production as of this time and no debt. The Company has not entered into any financial instruments or derivatives and has no hedging arrangements. The Company’s revenues are derived from: interest income, which is dependant on available cash balances and prevailing interest rates; management and advisory service fees, which are dependant on the level of exploration expenditures managed by the Company; and returns on investments, which are dependant on the prevailing market at the time of sale.

The US dollar is the reporting currency of the Company. Although the Company is mainly focused in Ghana, only a portion of its costs are incurred in the local currency. The Company has not entered into any currency hedging programs.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide the information called for by this section.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

The Company has no debt and the Company does not declare or pay dividends. There are no defaults or delinquencies.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Neither the Company nor any other person has modified any instrument defining the rights of the holders of any class of registered securities. There has been no change in the trustees or paying agents for any of the Company’s securities during the previous fiscal year.

ITEM 15. [RESERVED]

ITEM 16. [RESERVED]

PART III

ITEM 17. FINANCIAL STATEMENTS

The audited financial statements as at December 31, 2001 and 2000, and for the years ended December 31, 2001, 2000 and 1999, are attached and incorporated herein at the end of this document.

ITEM 18. FINANCIAL STATEMENTS

See Item 17.

ITEM 19. EXHIBITS

The Certificate of Incorporation and By-Laws have been previously filed.

APPENDIX

Audited financial statements as at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement [annual report] on its behalf.

Moydow Mines International Inc. /s/ Michael Power

Name: Michael Power Title: Director, Vice President & Secretary

Date: December 20, 2002

PricewaterhouseCoopers LLP
Chartered Accountants
Mississauga Executive Centre
One Robert Speck Parkway
Suite 1100
Mississauga, Ontario
Canada L4Z 3M3
Telephone +1 905 949 7400
Facsimile +1 905 949 7415

April 18, 2002

Auditors’ Report

To the Shareholders and Directors

We have audited the consolidated balance sheet of Moydow Mines International Inc. (an exploration entity) as at December 31, 2001 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2000 and for the year then ended and the year ended December 31, 1999 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated February 22, 2001.

Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and other members of the worldwide PricewaterhouseCoopers organization.

MOYDOW MINES INTERNATIONAL INC. (an exploration entity)
CONSOLIDATED BALANCE SHEETS
(expressed in United States dollars, unless otherwise stated)
As at December 31

	2001	2000
	$	$

Assets
Current assets
Cash and cash equivalents	1,933,038	3,361,535
Accounts receivable and prepaid expenses	33,320	62,628

Total current assets	1,966,358	3,424,163
Mineral properties (Note 3)	4,384,518	3,387,674
Other assets (Note 4)	71,234	129,718

Total assets	6,422,110	6,941,555

Liabilities
Current liabilities
Accounts payable and accrued liabilities	295,560	245,712

Total liabilities	295,560	245,712
Shareholders’ equity
Capital stock (Note 5)	15,165,390	15,165,390
Deficit	(9,038,840)	(8,469,547)

Total shareholders’ equity	6,126,550	6,695,843

Total liabilities and shareholders’ equity	6,422,110	6,941,555

Nature of operations (Note 1)
Commitments (Note 3)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Approved by the Board

“Brian Kiernan”	“Sylvester P. Boland”
Brian Kiernan (Director)	Sylvester P. Boland (Director)

MOYDOW MINES INTERNATIONAL INC. (an exploration entity)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(expressed in United States dollars, unless otherwise stated)
For the years ended December 31

	2001	2000	1999
	$	$	$

Revenues
Operator’s fees	—	81,122	230,761
Advisory services	—	118,462	101,126

	—	199,584	331,887
Expenses
General and administrative expenses (Note 6)	565,998	1,165,064	810,929
Write down of mineral properties	52,622	414,008	605,056
Write down of investment in Wassa Holdings (Note 4)	—	—	4,111,227
Amortization of capital assets	10,905	8,100	6,780
Foreign exchange loss (gain)	23,699	38,476	(9,160)

	653,224	1,625,648	5,524,832

Other income and expenses
Gain (loss) on sale of other assets	(22,135)	38,128	30,009
Write-down of other assets	—	(37,648)	(7,103)
Interest income	106,066	235,599	62,307

	83,931	236,079	85,213

Net loss for the year	(569,293)	(1,189,985)	(5,107,732)

Consolidated statements of deficit
Deficit, beginning of year	(8,469,547)	(7,279,562)	(2,171,830)
Net loss for the year	(569,293)	(1,189,985)	(5,107,732)

Deficit, end of year	(9,038,840)	(8,469,547)	(7,279,562)

Basic and diluted loss per common share (Note 2)	(0.02)	(0.05)	(0.29)

Weighted average number of common shares outstanding (Note 2)	27,026,514	22,936,087	17,627,912

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MOYDOW MINES INTERNATIONAL INC. (an exploration entity)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in United States dollars, unless otherwise stated)
For the years ended December 31

	2001	2000	1999
	$	$	$

Operating activities
Net loss for the year	(569,293)	(1,189,985)	(5,107,732)
Adjustments for non-cash items:
Write down of mineral properties	52,622	414,008	605,056
Write down of investment in Wassa Holdings	—	—	4,111,227
Amortization of capital assets	10,905	8,100	6,780
Loss (gain) on sale of other assets	22,135	(38,128)	(30,009)
Write-down of other assets	—	37,648	7,103

	(483,631)	(768,357)	(407,575)

Changes in non-cash working capital:
Accounts receivable and prepaid expenses	29,308	215,676	(103,574)
Inventory	—	—	1,618
Accounts payable and accrued liabilities	49,848	(581,817)	119,102

	79,156	(366,141)	17,146

Cash flow used in operating activities	(404,475)	(1,134,498)	(390,429)

Investing activities
Purchase of capital assets	—	(8,767)	(83,454)
Exploration of mineral properties	(1,027,503)	(1,056,537)	(461,969)
Proceeds from sale of investments and other assets	3,481	62,279	181,531

Cash flow used in investing activities	(1,024,022)	(1,003,025)	(363,892)

Financing activities
Proceeds from issue of share capital	—	93,914	1,603,922
Proceeds from issue of special warrants, net of issue costs	—	(61,034)	3,569,827

Cash flow from financing activities	—	32,880	5,173,749

(Decrease) increase in cash and cash equivalents	(1,428,497)	(2,104,643)	4,419,428
Cash and cash equivalents at beginning of year	3,361,535	5,466,178	1,046,750

Cash and cash equivalents at end of year	1,933,038	3,361,535	5,466,178

Non-cash financing and investing activities:
Issuance of share capital on exercise of special warrants	—	3,508,793	—
Supplemental cash flow information:
Interest paid	—	—	—
Income taxes paid	—	—	—

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MOYDOW MINES INTERNATIONAL INC. (an exploration entity)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in United States dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS

Moydow Mines International Inc. (“Moydow Mines” or “the Company”) is engaged in the acquisition and exploration of gold properties, principally in West Africa. The Company has been active in Ghana since 1992 and has operating offices in Ireland, Ghana and Canada. At December 31, 2001, the Company’s principal asset is a 50% interest in the Ntotoroso gold property in Ghana (see Note 3). Moydow Mines’ common shares are listed on the Toronto Stock Exchange.

The Company is exploring its mineral properties and as at December 31, 2001, had not determined the existence of economically recoverable reserves (see Note 3). The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral properties and future profitable production or proceeds from the disposition of the mineral properties, all of which are uncertain.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and consolidation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which conform, in all material respects, with the measurement principles of generally accepted accounting principles in the United States, except as explained in Note 9. The consolidated financial statements include the accounts of the Company, its subsidiaries and a proportionate share of the Company’s interests in joint ventures. Interests in associated companies, which are not controlled but over which the Company has the ability to exercise significant influence, are accounted for using the equity method. All significant inter-company accounts and transactions have been eliminated.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates are recoverability of mineral property deferred costs and impairment of investments. Financial results as determined by actual events could differ materially from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash and have maturities of three months or less at acquisition.

Investments

Investments in companies where the Company has the ability to exercise significant influence over the operating, financing and investing activities of the Company are accounted for using the equity method, whereby the cost of the investment is adjusted for the Company’s share of post-acquisition earnings or losses. Investments in shares of other companies are carried at cost less any provision for permanent impairment in value.

Capital assets

Capital assets are stated at cost less accumulated amortization. Amortization is provided using the straight-line method at rates sufficient to amortize costs over the estimated useful lives of the assets, which range between four and six years. Amortization of equipment used in exploration activities has been included in exploration expenditures.

(1)

MOYDOW MINES INTERNATIONAL INC. (an exploration entity)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in United States dollars, unless otherwise stated)

Mineral properties

Acquisition costs of mineral properties, together with direct exploration and development expenses incurred thereon, are deferred and capitalized on a property by property basis. Upon reaching commercial production, these capitalized costs are transferred from exploration properties to producing properties on the consolidated balance sheets and are amortized into operations using the unit-of-production method over the estimated useful life of the estimated related ore reserves.

In the event that the long-term expectation is that the net carrying amount of these capitalized exploration costs will not be recovered, the carrying amount is written down accordingly and the write-down amount charged to operations. Such would be indicated where:

Producing properties:

•	The carrying amounts of the capitalized costs exceed the related estimated undiscounted net cash flows of proven reserves;

Exploration properties:

•	Exploration activities have ceased;

•	Exploration results are not promising such that exploration will not be planned for the foreseeable future;

•	Lease ownership rights expire; or

•	Insufficient funding is available to complete the exploration program;

The amount shown for mineral properties represents costs incurred to date net of recoveries from option or joint venture participants and write-downs, and does not necessarily reflect present or future values.

Translation of foreign currency

The financial statements are presented in United States dollars unless otherwise indicated. Transactions denominated in foreign currencies are translated into United States dollars at the rate prevailing at the time of the transactions.

At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated at the period-end rate of exchange. Exchange gains and losses arising on translation or settlement of foreign currency denominated monetary items are included in the determination of income (loss) for the period.

Loss per common share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met, but excluding contingently returnable shares until all conditions necessary for their release from escrow have been satisfied. Diluted earnings per share are calculated in a manner similar to basic earnings per share, except the weighted average shares outstanding are increased to include potential common shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants and on the as if converted method for convertible securities.

During the year ended December 31, 2001, the Company changed its method of accounting for earnings per share to comply with the revised standard issued by the Canadian Institute of Chartered Accountants Handbook, section 3500, “Earnings per share”. As a result of this change, basic loss per share increased from $0.04 per share to $0.05 per share for 2000 and from $0.22 per share to $0.29 per share for 1999. Diluted loss per share under the new standard for each of 2000 and 1999 is the same as basic loss per share as the effect of outstanding options and warrants would be antidilutive.

(2)

MOYDOW MINES INTERNATIONAL INC. (an exploration entity)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in United States dollars, unless otherwise stated)

Financial instruments

As at December 31, 2001 and 2000, the carrying values of the Company’s cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short term to maturity of these financial instruments. The fair value of the Company’s investments is disclosed in Note 4.

Stock option plan

The Company has a stock option plan (the “Plan”), which has been approved by shareholders, that allows the Company to grant up to four million stock options to officers, directors, employees and consultants. Under the Plan, options are non-assignable and may be granted for a term not exceeding 10 years. The number of common shares that may be reserved for issuance to any one person pursuant to options must not exceed 5% of the outstanding common shares. The exercise price of an option may not be lower than the closing price of the common shares on the Toronto Stock Exchange on the business day immediately preceding the date the options are granted. No compensation expense is recorded when options are granted. Any consideration paid by directors or employees on exercise of stock options is credited to share capital.

Income taxes

The provision for future income taxes is based on the asset and liability method. Future income taxes arise from the recognition of the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statements carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

3.	MINERAL PROPERTIES

The Company, either directly or under certain joint ventures, has obligations to expend various amounts on its mineral properties and projects in order to keep its property rights in good standing. All agreements are in the normal course of business. Mineral exploration projects in West Africa and North America are described below and are recorded with carrying values as follows:

	West Africa	West Africa	Other
	Ntotoroso	Kanyankaw	West Africa	North America	Other Projects	Total

Balance — Jan. 1, 1999	$893,900	$1,185,135	$12,516	$177,996	$569,468	$2,839,015
Costs	179,910	33,992	86,230	—	184,039	484,171
Write down	—	—	—	—	(605,056)	(605,056)

Balance — Dec. 31, 1999	1,073,810	1,219,127	98,746	177,996	148,451	2,718,130
Costs	740,154	110,161	145,676	20,780	66,781	1,083,552
Write down	—	—	—	(198,776)	(215,232)	(414,008)

Balance — Dec. 31, 2000	1,813,964	1,329,288	244,422	—	—	3,387,674
Costs	602,590	18,634	290,734	84,886	52,622	1,049,466
Write down	—	—	—	—	(52,622)	(52,622)

Balance — Dec. 31, 2001	$2,416,554	$1,347,922	$535,156	$84,886	$—	$4,384,518

(3)

MOYDOW MINES INTERNATIONAL INC. (an exploration entity)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in United States dollars, unless otherwise stated)

West Africa

Ntotoroso Gold Project, Ghana

The Company holds a 50% joint venture interest in Rank Mining Company Limited (“Rank”). Rank holds a thirty year mining lease on the Ntotoroso property in the Yamfo-Sefwi gold belt in Ghana. Under the terms of the Rank Farm-In Shareholders Agreement (“the RFS Agreement”) with LaSource SAS, now Normandy LaSource SAS (“LaSource”), LaSource agreed to invest $2,500,000 in Rank to fund exploration and development activities in respect of the Ntotoroso licence area to earn a 40% interest in Rank. The RFS Agreement provided LaSource with the right to earn up to a 50% interest in Rank by funding a further $4 million of exploration expenditures. As at December 31, 2001, LaSource had advanced a total of $6,827,636 (2000 — $6,536,696) under the RFS Agreement, and have earned a 50% interest in Rank. Moydow and LaSource are now funding the Ntotoroso Gold project on an equal basis.

During 2000, the Company entered into the Rank Development and Production Agreement (the “RDP Agreement”) with LaSource and its affiliate Normandy Ghana Gold Limited (“Normandy Ghana”). Normandy Ghana holds concessions adjacent to Rank’s Ntotoroso property that are the subject of a detailed feasibility study under preparation by Normandy Ghana. The RDP Agreement sets forth the terms under which, subject to completion of acceptable feasibility studies by Rank and Normandy Ghana on their respective properties, the Company and Normandy Ghana would participate in the development, mining and processing of ore from Rank’s Ntotoroso property. The RDP Agreement modifies portions of the RFS Agreement such that the Company may elect to share in development and mining costs, or be carried through to economic completion and have Rank ore milled in consideration of a toll treatment charge. The RDP Agreement terminates on July 24, 2002, unless the Rank and Normandy Ghana feasibility studies have been approved.

Rank has completed a feasibility study on the Ntotoroso property that indicates the existence of reserves that may be economically recoverable.

Kanyankaw Project, Ghana

The Company holds a joint venture interest in the Kanyankaw gold property in Ghana with Antubia Resources Limited (“Antubia”), a subsidiary of Glencar Mining plc. Antubia earned a 50% interest in the property in 1995. The Company and Antubia entered into an agreement on January 25, 2000, that splits the property into two licenses. Application for the property split was approved by the Ghanaian Minerals Commission. Pursuant to this agreement, the Company holds the licence for the eastern half of the property which contains the old gold workings at Kanyankaw (the “Kanyankaw East Property”) and Antubia holds the licence to the western half which contains the old workings at Asheba (the “Kanyankaw West Property”). Pursuant to the agreement, each party has the right to back-in and acquire an interest in the other party’s property (40% in the case of the Kanyankaw East Property and 44% in the case of the Kanyankaw West Property). In order to exercise a back-in right, the option holder must have performed a minimum of 5,000 metres of drilling on the option holder’s property. The payment is calculated by multiplying the number of metres of drilling completed by the option issuer by a figure ranging between US$50 and US$100 (depending on the overall number of drill holes completed by the option issuer).

Other West Africa

Hwidem Project, Ghana

The Company was granted a two year prospecting licence on August 18, 2000, by the Minister for Energy and Mines in Ghana. The licence area covers 24.7 square kilometres and it adjoins the Kanyase-Ntotoroso area currently under lease to Rank Mining Company Limited. The committed minimum exploration expenditures on the licence is $523,000 of which $150,566 had been spent at December 31, 2001. If gold mineralization does not exist in sufficient quantities in the area to warrant completion of the work program, the Company shall not be liable for any shortfall on the committed minimum exploration expenditures.

(4)

MOYDOW MINES INTERNATIONAL INC. (an exploration entity)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in United States dollars, unless otherwise stated)

Yamfo Project, Ghana

The Company was granted a two year prospecting licence on August 18, 2000, by the Minister for Energy and Mines in Ghana. The licence area covers 45.27 square kilometres and is located South West Yamfo, Brong Ahafo Region. The committed minimum exploration expenditures on the licence is $384,000 of which $82,505 had been spent at December 31, 2001. If gold mineralization does not exist in sufficient quantities in the area to warrant completion of the work program, the Company shall not be liable for any shortfall on the committed minimum exploration expenditures.

N’godiarala Project, Mali

The Company has been granted a three year exploration permit on the N’godiarala licence in southern Mali. The future financial commitments attaching to the permit are: 2002 — $30,000, 2003 — $70,000 and 2004 — $70,000. The permit expires December 30, 2004.

North America

The Company is exploring three unpatented mining claim groups in Elko County, Nevada: the Donegal-Kilkenny group, Tipperary group and Neponset group.

Other Projects

During 1999, the Company decided not to continue with the renewal application of the Kissi Kissi, Guinea, licence due to the political and economical uncertainty in the region and, accordingly, wrote-off its investment in the amount of $605,056 during 1999.

During 2000, the Company gave notice to the syndicate members that it no longer wished to continue with its 20% working interest in the Slave Diamond Syndicate, Northwest Territories. Accordingly, the Company wrote-off its investment in the amount of $181,360 during 2000.

During 2001, the Company incurred and wrote-off costs of $52,622 relating to other exploration projects which will not be pursued.

4.	OTHER ASSETS

	2001	2000
	$	$

Capital assets at cost	157,623	174,170
Accumulated amortization	101,909	80,309

Net book value	55,714	93,861
Investments at cost (quoted market value — $15,970 (2000 — $35,857))	15,520	35,857
Investments in equity associate	—	—

	71,234	129,718

(5)

MOYDOW MINES INTERNATIONAL INC. (an exploration entity)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in United States dollars, unless otherwise stated)

Investment in Equity Associate

Wassa Mining Lease, Ghana

The Company owns a 34% interest in Wassa Holdings Limited (‘Wassa Holdings’), which owns a 90% interest in Satellite Goldfields Limited (‘Satellite’). Satellite holds a mining lease which covers the Wassa gold mine in Ghana. Capital investment for the mine was provided by $42.5 million of project financing from Standard Bank of London and The Commonwealth Development Corporation. The project financing is collateralized by the assets of Satellite as well as collateral security from the obligors, including the shares of Satellite held by Wassa Holdings. The Company granted the lenders a first fixed charge on its shares of Wassa Holdings and provided collateral for the obligations of Wassa Holdings to the lenders to the extent of the value of its shares of Wassa Holdings. The investment in Wassa Holdings has been accounted for as an equity associate.

Because the Company’s share of the losses in Wassa Holdings for 1999 exceeded the carrying value of its equity investment, the Company has written down the carrying value of its investment to nil.

Satellite was notified during 2001 that certain terms of the project financing loan agreement were technically in default. Standard Bank of London, the senior lender, subsequently enforced its security and appointed a receiver in November 2001. As a result of these issues, financial statements for 2000 and 2001 are not available.

In November 2001, Satellite Goldfields Limited signed a letter with Golden Star Resources Limited (“Golden Star”) and the Senior Secured Lenders to the Wassa gold project setting out the intention to conclude an agreement for the purchase by Golden Star of certain of the assets and business comprising the Wassa gold mine in Ghana.

A summary of the consolidated statement of operations of Wassa Holdings for the year ended December 31, 1999 is as follows:

Year ended
December 31,
1999

Revenues	$26,650,761
Cost of sales — Operating costs	(18,180,063)
Depreciation, amortization and reclamation	(13,457,939)
Impairment provision	(12,014,292)

(43,652,294)

Operating loss	(17,001,533)
General and administrative expenses	13,616
Bank interest payable	(3,145,305)

Loss before taxation	(20,133,222)
Taxation	—
Minority interests	700,212

Loss for the year	$(19,433,010)

(6)

MOYDOW MINES INTERNATIONAL INC. (an exploration entity)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in United States dollars, unless otherwise stated)

5.	CAPITAL STOCK

Authorized

The Company has an unlimited number of common shares which may be issued.

	Number	Amount
	Of Shares	$

Issued common shares
Balance — January 1, 1999	21,817,215	9,958,761
Exercise of warrants for cash	1,681,580	1,603,922

Balance — December 31, 1999	23,498,795	11,562,683
Exercise of warrants for cash	145,367	93,914
Exercise of special warrants	3,382,352	3,508,793

Balance — December 31, 2000 and 2001	27,026,514	15,165,390

Special warrants

As at December 31, 1999, cash and cash equivalents included $3.8 million deposited in escrow under the terms of a financing which issued 3,382,352 Special Warrants at a price of Cdn$1.70 per special Warrant. The Company issued a prospectus dated February 18, 2000 to qualify the Special Warrants. Shortly following clearance of the prospectus by the Ontario Securities Commission on February 21, 2000, each Special Warrant was automatically converted into a unit comprised of one common share together with one-half of a share purchase warrant and the funds were released from escrow.

Escrow Agreement

Under an escrow agreement made effective December 9, 1998 between the Company and Montreal Trust Company of Canada a total of 5,577,912 common shares were deposited in escrow. The shares were released from escrow pursuant to the Toronto Stock Exchange policies, over a period of three years. A total of nil common shares were held in escrow at December 31, 2001 (2000 — 1,859,304).

Stock Options and Warrants

Movements in stock options and warrants of the Company are set out in the tables below:

		Weighted Average
Stock Options	Number	Exercise Price

Balance — January 1, 1999	124,167	Cdn $2.53
Granted	1,892,500	Cdn $1.06
Cancelled or expired	(65,000)	Cdn $2.90

Balance — December 31, 1999	1,951,667	Cdn $1.10
Granted	1,480,000	Cdn $1.78

Balance — December 31, 2000 and 2001	3,431,667	Cdn $1.39

(7)

MOYDOW MINES INTERNATIONAL INC. (an exploration entity)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in United States dollars, unless otherwise stated)

The options are exercisable as follows:

Number Exercisable and	Exercise	Expiry
Outstanding	Price	Date

2,500	Cdn $2.40	September 29, 2002
56,667	Cdn $2.16	September 29, 2002
1,100,000	Cdn $1.00	February 5, 2004
792,500	Cdn $1.15	September 24, 2004
1,255,000	Cdn $1.70	January 14, 2005
225,000	Cdn $2.25	January 14, 2005

3,431,667

Warrants	Number

Balance — January 1, 1999	1,893,614
Warrants issued	169,117
Exercise of warrants for cash	(1,681,580)

Balance — December 31, 1999	381,151
Exercise of warrants for cash	(145,367)
Issued warrants — February 21, 2000	1,775,734

Balance — December 31, 2000	2,011,518
Cancelled or expired	(1,944,851)

Balance — December 31, 2001	66,667

(8)

MOYDOW MINES INTERNATIONAL INC. (an exploration entity)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in United States dollars, unless otherwise stated)

The warrants exercisable at year end 2001 and the exercise price per share are as follows:

Number	Exercise price	Expiry date

66,667	Cdn $3.00	July 1, 2002

6.	RELATED PARTY TRANSACTIONS

Related party transactions relate primarily to the payment of fees under contracts for services with companies in which the major shareholder is a significant shareholder and director of the Company. The Company was charged a total of $204,781 during 2001 (2000 — $208,524, 1999 - $211,332) for administration services and nil during 2001 (2000 - $1,260,311, 1999 — $2,366,812) for drilling services conducted on behalf of the Company. Included in accounts payable and accrued liabilities at December 31, 2001 is $47,607 (2000 — $40,856) payable to these related parties for such services.

The Company’s primary legal counsel is with a firm in which a director of the Company is a partner. The Company was charged $21,657 during 2001 (2000 — $156,383, 1999 — $155,725) for legal services provided by this firm. Included in accounts payable and accrued liabilities as at December 31, 2001 is nil (2000 — $24,118) with respect to such services.

During 2001, fees of $15,234 (2000 — $14,012, 1999 — $nil) were paid to three non-executive directors in respect of consulting work performed for the Company. In addition, in fiscal 2000, the Company paid $73,725 to a company with common directors for geological and financial consulting services. Included in accounts payable and accrued liabilities as at December 31, 2001 is an amount due of nil (2000 — $6,672) with respect to the above fees.

The remuneration of executive directors comprises all of the fees, salaries, other benefits and emoluments paid to executive directors under employment contracts and consulting agreements. The remuneration of the executive directors is fixed by the Compensation Committee, which is comprised solely of non-executive directors of the Company. The Company was charged $171,029 during 2001 (2000 — $196,139, 1999 — $193,655) pursuant to such agreements with three executive directors. Included in accounts payable and accrued liabilities as at December 31, 2001 is $99,872 (2000 — $62,715) with respect to such remuneration.

During 2001 a consulting contract with an officer, who continues as a director, was terminated and compensation paid of $39,972.

(9)

MOYDOW MINES INTERNATIONAL INC. (an exploration entity)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in United States dollars, unless otherwise stated)

7.	INCOME TAX

During 2000, the Company retroactively adopted, without restatement, the asset and liability method of accounting for income taxes in accordance with the new Recommendations of the Canadian Institute of Chartered Accountants. However, the change in accounting policy had no effect on the 2000 financial statements.

The significant components of the Company’s future income tax assets as at December 31, 2001 and 2000 are as follows:

	2001	2000
	$	$

Future income tax assets
North America:
Capital assets and mineral properties	677,000	592,000
Losses carried forward	1,225,000	1,103,000
Ghana:
Capital assets and mineral properties	3,622,000	3,022,000
Losses carried forward	85,000	85,000

Total future income tax assets	5,609,000	4,802,000
Valuation allowance	(5,609,000)	(4,802,000)

Carrying value	—	—

At December 31, 2001, the Company had Canadian tax pools of approximately Cdn$1,974,000, and operating losses of approximately Cdn $3,063,000, and United States operating losses of approximately $930,000. The Canadian tax pools are without expiry, the Canadian operating losses expire at various dates to 2008 and the United States operating losses expire at various dates to 2012. The majority of these pools and losses are successored as a result of the reverse takeover of Westley Mines International Inc in 1998. The Company also has potential tax deductions of approximately $8,879,000 available in Ghana.

8.	SEGMENTED DISCLOSURES

The Company has one reportable operating segment, being exploration of mineral properties in geographic areas disclosed in Note 3.

9.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

As disclosed in note 2, these financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which, for purposes of the Company conform, in all material respects, with those measurement principles generally accepted in the United States, except as described below.

•	Income taxes

Under the asset and liability method of United States Statement of Financial Accounting Standards No. 109 (“SFAS 109”), deferred income tax assets and liabilities are measured using enacted tax rates for the future income tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. There is no effect of adopting the provisions of SFAS 109 on the Company’s financial statements as the recognition criteria for

(10)

MOYDOW MINES INTERNATIONAL INC. (an exploration entity)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in United States dollars, unless otherwise stated)

deferred tax assets, consisting primarily of loss carry-forwards in Canada and the United States and resource pools in Canada that may be deducted against certain income generated in Canada or the United States, have not been met.

•	Long-lived assets

Under Financial Accounting Standards Board Statement No. 121 (“SFAS 121”) “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”, long-lived assets must be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company is required to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flow (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is to be recognized. Staff of the United States Securities and Exchange Commission have recently indicated that their interpretation of SFAS 121 requires mineral property exploration costs to be expensed as incurred until a commercially mineable deposit is determined to exist within a particular property, as future cash flows cannot be reasonably estimated prior to such determination. Accordingly, for all periods presented, the Company would expense all exploration costs in the period incurred for United States GAAP purposes.

In addition, until completion of the feasibility study for the Wassa gold mine in 1997, Wassa Holdings would have expensed exploration costs in the period incurred for United States GAAP purposes. Accordingly, the write-down of equity investment recorded by the Company in 1999 would have been recorded as share of loss of equity investment in 1997 and prior years under United States GAAP and therefore, would not have been required in 1999. If the summarized statement of operations of Wassa Holdings for the year ended December 31, 1999 as shown in note 4 was prepared in accordance with United States GAAP, the total depreciation, amortization and impairment provision, and loss for the year, would have been reduced by approximately $13,253,000, being the total deferred exploration costs incurred by Wassa Holdings to December 31, 1997, prior to the completion of the feasibility study.

•	Stock-based compensation

Statement of Financial Accounting Standards 123 (“SFAS 123”) requires that stock-based compensation be accounted for based on a fair value methodology, although it allows the effects to be disclosed in the notes to the financial statements rather than in the statement of operations. SFAS 123 also allows an entity to continue to measure compensation costs for stock-based compensation plans using the intrinsic value based method of accounting as prescribed by APB Opinion No.25 (“APB 25”). The Company has elected to measure compensation cost for those plans using APB 25.

•	Investments

Under Statement of Financial Accounting Standards No. 115, investments classified as available-for-sale securities are measured at fair value in the statement of financial position and unrealized holding gains and losses are included in a separate component of shareholders equity. Accordingly, under United States GAAP, investments would be presented at $15,970 (2000 — $35,857, 1999 — $105,282) at December 31, 2001 and the unrealised holding gain at December 31, 2001 would be $450 (2000 — nil). Other comprehensive income would include an unrealized holding gain of $450 (2000 — loss $7,626, 1999 — loss $58,267).

(11)

MOYDOW MINES INTERNATIONAL INC. (an exploration entity)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in United States dollars, unless otherwise stated)

•	Statement of cash flows

Under United States GAAP, cash in escrow related to the special warrants (Note 5) would be excluded from cash in the statement of cash flows. In addition, under Canadian GAAP, cash flows relating to mineral property exploration are reported as investing activities. For United States GAAP purposes, these costs would be characterized as operating activities.

The effect of the measurement differences between Canadian GAAP and United States GAAP on the Company’s financial statements is summarized as follows:

	2001	2000
	$	$

Total assets under Canadian GAAP	6,422,110	6,941,555
Adjustments:
Deferred exploration costs of the Company	(4,384,518)	(3,387,674)
Unrealized holding gain on investment	450	—

Total assets under United States GAAP	2,038,042	3,553,881

	2001	2000
	$	$

Shareholders’ equity under Canadian GAAP	6,126,550	6,695,843
Adjustments:
Deferred exploration costs of the Company	(4,384,518)	(3,387,674)
Unrealized holding gain on investment	450	—

Shareholders’ equity under United States GAAP	1,742,482	3,308,169

(12)

MOYDOW MINES INTERNATIONAL INC. (an exploration entity)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in United States dollars, unless otherwise stated)

	2001	2000	1999
	$	$	$

Net loss under Canadian GAAP	(569,293)	(1,189,985)	(5,107,732)
Adjustments:
Add stock-based compensation to non-employees	—	(50,107)	(77,797)
Deduct write down of deferred exploration costs of the Company	52,622	236,012	605,056
Add deferred exploration costs of the Company	(1,049,466)	(1,083,552)	(484,171)
Deduct share of loss of equity investment	—	—	4,111,227

Net loss under United States GAAP	(1,566,137)	(2,087,632)	(953,417)
Increase (decrease) in holding gain on investments	450	(7,626)	(58,267)

Comprehensive loss for the year under United States GAAP	(1,565,687)	(2,095,258)	(1,011,684)

Basic loss per share under United States GAAP	(0.06)	(0.09)	(0.05)

	2001	2000	1999
	$	$	$

Cash flow used in operating activities under Canadian GAAP	(404,475)	(1,134,498)	(390,429)
Adjustment for deferred exploration costs	(1,027,503)	(1,056,537)	(461,969)

Cash flow used in operating activities under United States GAAP	(1,431,978)	(2,191,035)	(852,398)

	2001	2000	1999
	$	$	$

Cash flow used in investing activities under Canadian GAAP	(1,024,022)	(1,003,025)	(363,892)
Adjustment for deferred exploration costs	1,027,503	1,056,537	461,969

Cash flow generated from (used in) operating activities under United States GAAP	3,481	53,512	98,077

(13)

MOYDOW MINES INTERNATIONAL INC. (an exploration entity)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in United States dollars, unless otherwise stated)

	2001	2000	1999
	$	$	$

Cash flow from financing activities under Canadian GAAP	—	32,880	5,173,749
Adjustment for special warrants proceeds	—	3,569,827	(3,569,827)

Cash flow from financing activities under United States GAAP	—	3,602,707	1,603,922

(14)